SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of August, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Unibanco Holdings S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco Holdings S.A. and Unibanco Holdings S.A. and subsidiary companies (Unibanco Holdings Consolidated) for the quarters and six-month periods ended June 30 and March 31, 2006 and June 30, 2005. This information is the responsibility of the Company’s management.

2
Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco Holdings and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco Holdings and subsidiary companies.

3
Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4
Our limited reviews were conducted for the purpose of issuing a report on the accounting information included in the ITR mentioned in the first paragraph, taken as whole. The statements of cash flows, which are presented in Note 22 to provide supplementary information with respect to Unibanco Holdings S.A. and Unibanco Holdings Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, Unibanco Holdings S.A. and, based on our limited review, nothing has come to our attention that causes us to believe that the statements of cash flows are not presented fairly, in all material respects, in relation to the quarterly financial statements taken as a whole.

São Paulo, August 8, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)
SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Corporate Legislation
QUARTERLY INFORMATION - ITR	DATE – JUNE 30, 2006
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87
4 – NIRE 35300140443

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 22nd floor				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3095-2855	8 – PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3814-8977	13 – FAX -	14 - FAX -	-
15 - E-MAIL mailto:investor.relations@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891 – 4nd floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL mailto:investor.relations@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2006	Dec 31, 2006	2	April 1, 2006	Jun 30, 2006	1	Jan 1, 2006	Mar 31, 2006

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 – RESPONSIBLE PARTNER NAME Paulo Sergio Miron	12 – RESPONSIBLE PARTNER CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in units)	1 - CURRENT QUARTER Jun 30, 2006	2 - PRIOR QUARTER Mar 31, 2006	3 - SAME QUARTER PRIOR YEAR Jun 30, 2005
Paid in Capital
1 – Common	553,735,904	276,867,952	315,145,875
2 – Preferred	1,089,851,783	553,465,920	528,158,887
3 – Total	1,643,587,687	830,333,872	843,304,762
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	17,080,057	17,117,162	12,970,890
6 – Total	17,080,057	17,117,162	12,970,890

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER National Holding
4 - ACTIVITY CODE 3240 – Administration Participation – Banks
5 - PRINCIPAL ACTIVITY Holdings Corporate Participation
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	04/18/2006	Interest on own capital	04/28/2006	ON	0.0337633000
02	RCA	04/18/2006	Interest on own capital	04/28/2006	PN	0.0337633000
03	RCA	07/18/2006	Interest on own capital	07/31/2006	ON	0.1055268000
04	RCA	07/18/2006	Interest on own capital	07/31/2006	PN	0.1055268000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)
01	06/29/2006	4,555,376	2,691,926	Revenue reserve	813,253,815	0,00000000

DIRECTOR OF INVESTOR RELATIONS

1 - DATE August 10, 2006	2 - SIGNATURE

(Conveniance translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS
DATE - JUNE 30, 2006
QUARTERLY INFORMATION	Corporate Legislation

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais

ASSETS	June 30, 2006	March 31, 2006
CURRENT ASSETS	214,674	123,964
Cash and due from banks	30	20
Demand deposits	30	20
Financial Assets	12,242	8,423
Other assets (Note 7)	202,402	115,521
Interest on own capital receivable	199,668	113,891
Prepaid taxes (Note 7)	2,734	1,630

LONG-TERM ASSETS	132,716	127,979
Financial Assets	96,988	94,315
Other credits	35,728	33,664
Deferred income (Note 7)	35,728	33,664

PERMANENT ASSETS	5,706,503	5,524,436
Investments	5,706,503	5,524,436
Subsidiary companies (Note 8)	5,706,503	5,524,436
-Local	5,706,503	5,524,436

TOTAL	6,053,893	5,776,379

BALANCE SHEET INDIVIDUAL
Amounts expressed in thousand of Reais

LIABILITIES	June 30, 2006	March 31, 2006

CURRENT LIABILITIES	193,921	109,695
Interest on own capital payable (Note 14)	171,640	97,929
Other liabilities (Note 14)	22,281	11,766
Accounts payable - taxes	22,277	11,762
Accounts payable	4	4

LONG-TERM LIABILITIES	116,092	105,890
Provisions	116,092	105,890
Provision for tax litigation (Note 14)	116,092	105,890

STOCKHOLDERS' EQUITY	5,743,880	5,560,794
Capital:	4,555,376	1,863,450
-Local residents	1,962,210	799,572
-Foreign residents	2,593,166	1,063,878
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,161	3,181
Revenue reserves	651,278	3,343,203
- Legal	252,370	252,370
- Statutory	36,603	36,603
- Realizable profits reserve	362,305	3,054,230
Unrealized gains and losses - marketable securities and
derivative financial instruments	(16,704)	(5,674)
Treasury stock	(110,234)	(110,473)
Retained earnings	315,444	121,548

TOTAL	6,053,893	5,776,379

STATEMENTS OF INCOME INVIDUAL
Amounts expressed in thousands of Reais

	From April 1, 2006	From January 1, 2006	From April 1, 2005	From January 1, 2005
	to June 30, 2006	to June 30, 2006	to June 30, 2005	to June 30, 2005

Operating income (expenses)	300,169	577,472	256,193	483,275
Personnel and other administrative expenses	(410)	(600)	(118)	(346)
Other operating income	3,765	7,931	2,498	4,668
Financial income	3,765	7,931	2,498	4,668
Other operating expenses	(14,223)	(27,896)	(11,657)	(22,160)
Financial transactions and other taxes	(14,223)	(27,896)	(11,657)	(22,160)
Equity in results of subsidiary companies (Note 8)	311,037	598,037	265,470	501,113

OPERATING INCOME	300,169	577,472	256,193	483,275

INCOME BEFORE TAXES AND SOCIAL CONTRIBUTION	300,169	577,472	256,193	483,275

INCOME TAX AND SOCIAL CONTRIBUTION (Note 18)	(4,604)	(10,309)	(7,238)	(11,934)
Provision for income tax	(1,896)	(2,796)	(5,393)	(8,844)
Provision for social contribution	(685)	(1,011)	(1,845)	(3,090)
Deferred tax asset (liabilities) change	(2,023)	(6,502)	-	-

NET INCOME	295,565	567,163	248,955	471,341

Number of outstanding shares (Note 16(a))	1,626,507,630	1,626,507,630	1,660,667,744(*)	1,660,667,744 (*)
Net income per share: R$	0.18	0.35	0.15	0.28

(*) Adjusted for comparison purposes, based on the proportion of new shares issued approved on June 2006 (Note 16(a)).

CONSOLIDATED BALANCE SHEET
Amounts expressed in thousands of Reais

ASSETS	June 30, 2006	March 31, 2006
CURRENT ASSETS	69,863,688	66,202,247
Cash and due from banks	31,443,604	29,433,036
Demand deposits	1,357,044	1,246,282
Interbank investments (Note 4)	15,463,832	14,908,707
Marketable securities and derivative financial instruments (Note 5)	14,622,728	13,278,047
Credits	31,908,237	30,001,661
Lending operations (Note 6(a))	24,430,851	22,475,574
Allowance for losses on lending (Note 6(d))	(1,747,361)	(1,648,889)
Leasing operations (Note 6(a))	607,566	523,317
Allowance for losses on leasing (Note 6(d))	(9,745)	(12,214)
Other credits (Note 7)	8,689,330	8,748,551
Allowance for losses on other losses (Note 6(d))	(62,404)	(84,678)
Other	6,511,847	6,767,550
Interbank accounts	5,947,784	6,213,817
Interdepartmental accounts	50,398	50,240
Other assets	513,665	503,493

LONG-TERM ASSETS	25,194,033	24,513,728
Other credits	24,835,474	24,174,335
Interbank investments (Note 4)	856,678	716,078
Marketable securities and derivative financial instruments (Note 5)	7,560,170	6,966,153
Lending operations (Note 6(a))	11,653,399	11,529,965
Allowance for losses on lending (Note 6(d))	(508,277)	(447,987)
Leasing operations (Note 6(a))	545,849	411,145
Allowance for losses on leasing (Note 6(d))	(12,318)	(10,062)
Other credits (Note 7)	4,742,901	5,019,407
Allowance for losses on other losses (Note 6(d))	(2,928)	(10,364)
Other	358,559	339,393
Interbank accounts	51,163	50,345
Other assets	307,396	289,048

PERMANENT ASSETS	3,197,450	3,089,747
Investments	1,335,316	1,289,139
Associated companies (Note 8)	225,459	204,166
- Local	225,459	204,166
Goodwill on acquisitions of subsidiary companies (Note 8(b))	989,517	958,255
Other investments	186,301	192,699
Allowance for losses	(65,961)	(65,981)
Fixed assets (Note 9)	855,782	866,604
Deferred charges	1,006,352	934,004
TOTAL	98,255,171	93,805,722

CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Reais

LIABILITIES	June 30, 2006	March 31, 2006
CURRENT LIABILITIES	56,657,225	52,386,078
Other	56,657,225	52,386,078
Deposits (Note 10)	22,612,840	20,335,369
Securities sold under repurchase agreements	13,215,374	11,348,041
Resources from securities issued (Note 11)	1,256,391	1,098,155
Interbank accounts	665,950	723,771
Interdepartmental accounts	317,587	326,995
Local borrowings (Note 12)	170,666	155,786
Foreign borrowings (Note 12)	1,756,498	2,204,161
Local onlendings (Note 12)	2,245,121	2,349,784
Foreign onlendings (Note 12)	30,190	32,501
Derivative financial instruments(Note 21(g))	993,437	748,528
Other liabilities (Note 14)	13,393,171	13,062,987

LONG-TERM LIABILITIES	30,861,198	31,022,364
Other	30,861,198	31,022,364
Deposits (Note 10)	16,066,667	16,285,297
Resources from securities issued (Note 11)	379,217	410,912
Local borrowings (Note 12)	569	638
Foreign borrowings (Note 12)	914,840	836,552
Local onlendings (Note 12)	3,791,979	3,649,811
Foreign onlendings (Note 12)	73,645	86,535
Derivative financial instruments(Note 21(g))	172,648	240,451
Other liabilities (Note 14)	9,461,633	9,512,168

DEFERRED INCOME	51,006	60,098

MINORITY INTERESTS	4,941,862	4,776,388
STOCKHOLDERS' EQUITY (Note 16)	5,743,880	5,560,794
Capital:	4,555,376	1,863,450
-Local residents	1,967,856	799,572
-Foreign residents	2,587,520	1,063,878
Capital reserves	345,559	345,559
Revaluation reserve on subsidiaries	3,161	3,181
Revenue reserves	651,278	3,343,203
-Legal	252,370	252,370
-Statutory	36,603	36,603
-Retained earnings	362,305	3,054,230
Unrealized gains and losses - marketable securities and
derivative financial instruments	(16,704)	(5,674)
Treasury stocks	(110,234)	(110,473)
Retained earnings	315,444	121,548

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	10,685,742	10,337,182

TOTAL	98,255,171	93,805,722

CONSOLIDATED STATEMENTS OF INCOME
Amounts expressed in thousands of Reais, except  per share data

	From April 1, 2006	From January 1, 2006	From April 1, 2005	From January 1, 2005
	to June 30, 2006	to June 30, 2006	to June 30, 2005	to June 30, 2005

REVENUES	4,060,067	8,467,259	3,577,221	7,205,970
Lending operations	2,513,339	5,144,793	1,981,487	4,216,038
Leasing operations	51,421	90,439	30,906	64,933
Marketable securities	903,977	1,983,934	805,377	1,725,357
Financial results from insurance, pension plans and annuity products	291,328	559,127	257,029	500,102
Derivative financial instruments	178,074	432,826	353,837	420,288
Compulsory deposits	121,928	256,140	148,585	279,252
EXPENSES	(2,350,885)	(4,954,476)	(1,898,349)	(4,014,194)
Deposits and securities sold	(1,369,277)	(2,999,615)	(1,255,397)	(2,707,975)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(182,413)	(382,005)	(155,611)	(308,954)
Borrowings and onlendings	(36,168)	(169,855)	151,088	(55,260)
Foreign exchange transactions	(95,715)	(93,244)	(203,138)	(196,697)
Provision for credits losses (Note 6(f))	(667,312)	(1,309,757)	(435,291)	(745,308)
GROSS PROFIT	1,709,182	3,512,783	1,678,872	3,191,776
OTHER OPERATING INCOME (EXPENSES)	(859,737)	(1,854,069)	(1,010,623)	(1,826,202)
OTHER OPERATING INCOME	2,024,671	3,967,333	1,743,549	3,540,621
Services rendered	900,306	1,763,604	793,781	1,559,819
Insurance, annuity products and retirement plans premiums	1,043,446	2,098,927	879,266	1,874,289
Other operating income (Note 17(a))	80,919	104,802	70,502	106,513
OTHER OPERATING EXPENSES	(2,903,406)	(5,856,455)	(2,770,237)	(5,381,710)
Changes in technical provision for insurance, annuity products
and retirement plans	(370,313)	(768,021)	(269,792)	(654,640)
Insurance claims	(245,235)	(510,346)	(239,005)	(462,808)
Private retirement plans benefits expenses	(163,533)	(346,774)	(170,971)	(356,003)
Selling, other insurance and private retirement plans expenses	(108,517)	(201,921)	(96,740)	(183,455)
Credit card selling expenses	(64,910)	(143,871)	(71,859)	(137,751)
Salaries, benefits, training and social security	(544,439)	(1,086,319)	(466,800)	(913,166)
Other administrative expenses	(829,219)	(1,642,697)	(764,691)	(1,505,287)
Financial transaction and other taxes	(282,290)	(529,936)	(272,585)	(515,414)
Other operating expenses (Note 17(b))	(294,950)	(626,570)	(417,794)	(653,186)
EQUITY IN THE RESULTS OF ASSOCIATED COMPANIES (Note 8)	18,998	35,053	16,065	14,887
OPERATING INCOME	849,445	1,658,714	668,249	1,365,574
NON-OPERATING INCOME (EXPENSE)	682	(1,925)	18,878	14,444
Income	18,631	29,659	24,933	35,364
Expense	(17,949)	(31,584)	(6,055)	(20,920)
INCOME BEFORE TAXES AND PROFIT SHARING	850,127	1,656,789	687,127	1,380,018
INCOME TAX AND SOCIAL CONTRIBUTION (Note 18(b))	(163,068)	(316,122)	(135,057)	(305,644)
Provision for income tax	(150,859)	(335,552)	(127,513)	(242,565)
Provision for social contribution	(52,779)	(112,246)	(46,759)	(94,194)
Deferred tax asset	40,570	131,676	39,215	31,115
PROFIT SHARING	(109,725)	(221,603)	(84,184)	(184,852)
Management	(12,711)	(13,697)	(11,792)	(13,060)
Employees	(97,014)	(207,906)	(72,392)	(171,792)
NET INCOME BEFORE MINORITY INTEREST	577,334	1,119,064	467,886	889,522
MINORITY INTEREST	(281,769)	(551,901)	(218,931)	(418,181)
NET INCOME	295,565	567,163	248,955	471,341

Number of outstanding shares (Note 16(a))	1,626,507,630	1,626,507,630	1,660,667,744(*)	1,660,667,744 (*)
Net income per share: R$	0.18	0.35	0.15	0.28

(*) Adjusted for comparison purposes, based on the proportion of new shares issued approved on June 2006 (Note 16(a)).

(Conveniance translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
NOTES TO THE FINANCIAL STATEMENTS	Corporate Legislation
Date - June 30, 2006
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

Unibanco Holdings S.A. (“Unibanco Holdings“) was formed to invest in Unibanco – União de Bancos Brasileiros S.A. (“Unibanco“).

The operations of Unibanco Holdings S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco Holdings S.A. (“Parent Company“) are presented together with the consolidated quarterly information of Unibanco Holdings S.A. and its subsidiaries (“Consolidated“), that include the quarterly information of Unibanco Holdings S.A. and its subsidiary company Unibanco – União dos Bancos Brasileiros S.A. and its foreign branches, its direct and indirect subsidiaries and its jointly controlled companies, as shown in Note 8.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. As from 2005 year, the investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios have been classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of subsidiaries of leasing were reclassified by means of off-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco Holdings and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;
  the effects of the provisions to adjust the assets to market or realizable values;
  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;
  the commissions related to the policy issuance are deferred to earnings on a straight-line basis over a period of 12 months;
  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and
  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.
  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives“. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.
  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•
Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

-
Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

-
Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives“. The non-effective hedge portion, if any, is recognized currently in earnings.

•
Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 8. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding ten years, according to the expected period of benefit. Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(f) Contingent Assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in CVM Deliberation 489/05 which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent Assets – Contingent Assets are not recognized, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized based on the opinion of their Legal Counsel Advisers and the Administration, whenever a loss is evaluated as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and Social Security – result from obligations arising under legislation, independently from the probably outcome of litigation in progress, which have their full amount recognized in the Financial Statements.

(g) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution nr 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall in the provision for insufficient premiums (PIP) is increased.

Provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose resting event has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products“.

4. Short-Term Interbank Investments

	Consolidated

	June 30,	March 31,

	2006	2006
Securities purchased under resale agreements	11,400,784	11,481,298
Own position	7,521,731	6,867,572
- Treasury bills	6,969,299	5,557,852
- Treasury notes	526,855	1,269,901
- Other	25,577	39,819
Financial Position	3,619,370	4,100,338
- Treasury bills	3,619,370	4,083,281
- Other	-	17,057
Short Position	259,683	513,388
Interbank deposits	4,889,463	4,085,642
Foreign currency investments	30,263	57,845
Total	16,320,510	15,624,785
Current	15,463,832	14,908,707
Long-term	856,678	716,078

5. Marketable Securities

(a) The balances can be summarized as follows:

	Consolidated

	June 30,	March 31,

Marketable Securities	2006	2006
Trading assets	10,151,175	10,151,623
Available for sale	6,856,207	5,343,460
Held to maturity	3,716,143	3,689,548
Subtotal	20,723,525	19,184,631
Derivative financial instruments (see Note 21 (g))	1,459,373	1,059,569
Total	22,182,898	20,244,200
Current	14,622,728	13,278,047
Long-term	7,560,170	6,966,153

(b) Trading assets

			Consolidated

	June 30, 2006		March 31, 2006

	Amortized		Amortized

Issuer/Type of investment	cost	Fair value	cost	Fair value
Federal government	7,942,465	7,953,736	7,901,629	7,941,151
Financial treasury bills	724,573	725,081	1,304,558	1,308,765
Treasury bills	6,733,407	6,747,443	5,720,658	5,755,321
Treasury notes	479,087	475,847	876,294	877,065
Other	5,398	5,365	119	-
Brazilian sovereign bonds	32,992	33,147	35,779	35,461
Bank debt securities	818,566	819,342	800,781	801,711
Eurobonds	102,026	102,800	108,318	109,248
Time deposits	716,540	716,542	692,463	692,463
Corporate debt securities	317,939	318,296	399,559	401,161
Debentures	272,985	273,760	361,728	364,169
Eurobonds	44,954	44,536	37,831	36,992
Mutual funds	655,957	655,957	639,920	639,920
Other	358,277	370,697	300,432	332,219
Total	10,126,196	10,151,175	10,078,100	10,151,623

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

					Consolidated

		June 30, 2006			March 31, 2006

	Amortized	Fair value		Amortized	Fair value

Issuer/Type of investment	cost	adjustment	Fair value	cost	adjustment	Fair value
Federal government	2,903,519	(12,107)	2,891,412	1,227,902	(5,328)	1,222,574
Financial treasury bills	571,898	257	572,155	356,033	432	356,465
Treasury bills	1,260,326	1,370	1,261,696	518,414	408	518,822
Treasury notes	1,029,651	(4,013)	1,025,638	311,997	711	312,708
Treasury Bonds	3,758	(261)	3,497	3,747	(278)	3,469
Other	37,886	(9,460)	28,426	37,711	(6,601)	31,110
Brazilian sovereign bonds	1,650,460	20,421	1,670,881	1,449,961	74,374	1,524,335
Foreign government	572	-	572	510	30	540
Bank debt securities	169,701	650	170,351	167,503	(65)	167,438
Debentures	23,303	(33)	23,270	1,072	-	1,072
Eurobonds	75,549	61	75,610	53,365	(65)	53,300
Mortgage notes	26,962	227	27,189	73,235	(261)	72,974
Time deposits	27,934	-	27,934	22,818	-	22,818
Other	15,953	395	16,348	17,013	261	17,274
Corporate debt securities	2,048,602	(22,443)	2,026,159	2,358,848	(31,406)	2,327,442
Debentures	1,823,502	(18,444)	1,805,058	2,161,068	(33,952)	2,127,116
Eurobonds	107,785	(3,339)	104,446	78,362	2,552	80,914
Other	117,315	(660)	116,655	119,418	(6)	119,412
Mutual funds	14,483	573	15,056	13,483	10	13,493
Marketable equity securities	126,979	(45,203)	81,776	120,228	(32,590)	87,638
Total	6,914,316	(58,109)	6,856,207	5,338,435	5,025	5,343,460

(ii) By maturity:

			Consolidated

	June 30, 2006		March 31, 2006

Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	226,364	226,925	410,799	411,386
Between 3 months and 1 year	2,134,455	2,130,307	1,020,974	1,008,392
Between 1 and 3 years	1,434,868	1,403,419	1,140,305	1,091,331
Between 3 and 5 years	1,155,225	1,160,317	691,767	702,038
Between 5 and 15 years	626,514	619,739	837,678	858,107
More than 15 years	1,195,428	1,218,668	1,103,201	1,171,075
No stated maturity (1)	141,462	96,832	133,711	101,131
Total	6,914,316	6,856,207	5,338,435	5,343,460
___________________
(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

	Consolidated

	June 30, 2006	March 31,

		2006

Issuer/Type of investment		Amortized cost

Federal government	1,897,070	1,835,163
Financial treasury bills	167,959	189,493
Central Bank notes	185,548	192,521
Treasury notes	1,468,759	1,451,413
Treasury bills	74,501	1,421
Other	303	315
Brazilian sovereign bonds	1,658,851	1,689,084
Bank debt securities	86,703	87,560
Eurobonds	86,703	87,560
Corporate debt securities	73,519	77,741
Eurobonds	65,857	64,842
Debentures	7,662	7,466
Other	-	5,433
Total	3,716,143	3,689,548

The fair value of these securities was R$3,853,817 (March 31, 2006- R$3,931,451). The difference between the amortized cost and the fair value totaled R$137,674 (March 31, 2006- R$241,903) and is represented mainly by bonds issued by the Brazilian federal government and the Brazilian sovereign bonds.

(ii) By maturity:

	Consolidated

	June 30,	March 31,

	2006	2006

Maturity		Amortized cost

Less than 3 months	338,549	119,862
Between 3 months and 1 year	555,458	742,208
Between 1 and 3 years	441,665	485,067
Between 3 and 5 years	689,206	375,978
Between 5 and 15 years	1,103,208	870,792
More than 15 years	588,057	1,095,641
Total	3,716,143	3,689,548

(iii) Financial ability

Unibanco Holdings and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

	Consolidated

	June 30,	March 31,

	2006	2006
By type
Discounted loans and notes	17,418,322	15,809,459
Financing	12,253,494	12,026,226
Agricultural	1,090,548	1,096,947
Real estate loans	1,456,362	1,395,874
Credit card	3,865,524	3,677,033
Total lending operations	36,084,250	34,005,539

Leasing operations	1,153,415	934,462
Advances on exchange contracts (1)	1,538,072	1,572,842
Total leasing operations and advances on
exchange contracts	2,691,487	2,507,304

Guarantees honored	40	29,850
Other receivables (2)	3,152,996	3,141,372
Total other credits	3,153,036	3,171,222

Total risk	41,928,773	39,684,065

By maturity
Past-due for more than 15 days (Note 6 (d))	2,006,897	1,976,490
Falling due:
Less than 3 months (3)	16,074,780	15,714,408
Between 3 months and 1 year	11,536,902	10,708,065
Between 1 and 3 years	7,977,516	7,502,691
More than 3 years	4,332,678	3,782,411
Total risk	41,928,773	39,684,065
___________________
(1)	Recorded in “Other liabilities“ – “Foreign exchange portfolio“. (See Note 14(a))
(2)	Other credits refers, substantially, receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending) (Note 7).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Consolidated

	June 30, 2006			March 31, 2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,359,141	8.0	2,526,501	6.4
Automotive industry	1,442,972	3.4	1,919,220	4.8
Paper, pulp and wood products	1,550,043	3.7	1,567,643	4.0
Food, beverages and tobacco	1,488,853	3.6	1,422,418	3.6
Basic metal industries	1,022,749	2.4	1,043,576	2.6
Production of machines and equipment	1,030,314	2.5	786,908	2.0
Chemical and pharmaceutical	1,150,682	2.7	731,195	1.8
Extractive	611,208	1.5	495,354	1.2
Textiles, clothing and leather goods	462,321	1.1	457,766	1.2
Petroleum	402,840	1.0	378,588	1.0
Rubber and plastic	216,185	0.5	235,646	0.6
Electronic and communications equipment	315,822	0.8	208,002	0.5
Production of metal goods	203,623	0.5	189,904	0.5
Electric and electronic	262,251	0.6	155,059	0.5
Other manufacturing industries	8,859	0.0	20,064	0.1
Subtotal	13,527,863	32.3	12,137,844	30.6
Retailers
Retail	2,314,953	5.5	2,094,208	5.3
Wholesale	1,563,306	3.7	1,662,424	4.2
Subtotal	3,878,259	9.2	3,756,632	9.5
Financial service
Financial companies	873,202	2.1	953,736	2.4
Insurance companies and private pension funds	3,922	0.0	4,307	-
Subtotal	877,124	2.1	958,043	2.4
Residential construction loans	438,558	1.0	393,357	1.0
Other services
Transportation	897,048	2.1	1,963,368	4.9
Post office and telecommunications	2,268,081	5.4	1,008,576	2.5
Agricultural	491,643	1.2	479,410	1.2
Real estate services	346,514	0.8	479,162	1.2
Construction	426,260	1.0	457,764	1.2
Association activities	198,770	0.5	237,982	0.6
Health and social services	164,287	0.4	167,845	0.4
Lodging and catering services	118,135	0.3	139,483	0.4
Education	144,968	0.3	120,430	0.3
Cultural, sports and leisure activities	28,261	0.1	37,914	0.1
Other services	1,741,336	4.2	1,180,228	3.0
Subtotal	6,825,303	16.3	6,272,162	15.8
Agriculture, livestock, forestry
and fishing	830,142	2.0	847,427	2.1
Individual
Consumer loans	8,154,157	19.4	8,213,102	20.7
Credit card	5,753,678	13.7	5,599,110	14.1
Residential mortgage loans	1,069,349	2.6	1,056,062	2.7
Lease financing	313,934	0.7	200,806	0.5
Other	260,406	0.6	249,520	0.6
Subtotal	15,551,524	37.1	15,318,600	38.6
Total	41,928,773	100.0	39,684,065	100.0

(c) Concentration of lending, leasing and other credits:

				Consolidated

	June 30, 2006		March 31, 2006

Largest clients	Value	% of total	Value	% the total
10 largest clients	3,464,136	8,3	2,928,109	7.4
50 next largest clients	5,987,979	14.3	5,490,712	13.8
100 next largest clients	4,593,777	11.0	3,968,569	10.0
Other clients	27,882,881	66.5	27,296,675	68.8
Total	41,928,773	100.0	39,684,065	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

							Consolidated

							June 30, 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	17,925,583	-	-	17,925,583	42.8	14,062	0.1
A	0.5	14,758,735	-	-	14,758,735	35.2	117,571	0.8
B	1.0	3,603,443	288,389	250,252	4,142,084	9.9	108,991	2.6
C	3.0	1,670,493	276,527	263,169	2,210,189	5.3	187,548	8.5
D	10.0	333,955	168,186	242,567	744,708	1.8	185,148	24.9
E	30.0	111,643	120,196	202,579	434,418	1.0	192,722	44.4
F	50.0	58,205	102,281	213,525	374,011	0.9	237,774	63.6
G	70.0	123,219	73,120	195,030	391,369	0.9	351,541	89.8
H	100.0	95,983	211,918	639,775	947,676	2.3	947,676	100.0
Total		38,681,259	1,240,617	2,006,897	41,928,773	100.0	2,343,033
% of total risk							5.6%

							Consolidated

							March 31, 2006

	% minimum		Past-due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments(1)	credits	% of total	allowance	allowance
AA	-	16,110,154	-	-	16,110,154	40.6	12,813	-
A	0.5	14,863,147	-	-	14,863,147	37.5	80,274	0.5
B	1.0	2,798,920	338,663	289,564	3,427,147	8.6	40,269	1.2
C	3.0	1,416,075	375,721	304,010	2,095,806	5.3	161,055	7.7
D	10.0	788,381	191,744	250,677	1,230,802	3.1	324,147	26.3
E	30.0	79,228	110,947	184,602	374,777	0.9	163,738	43.7
F	50.0	81,505	81,426	164,434	327,365	0.8	209,843	64.1
G	70.0	114,647	65,575	170,484	350,706	0.9	317,894	90.6
H	100.0	76,755	214,687	612,719	904,161	2.3	904,161	100.0
Total		36,328,812	1,378,763	1,976,490	39,684,065	100.0	2,214,194
% of total risk							5.6%
___________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$1,116,532 (March 31, 2006- R$973,717). These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the period:

	Consolidated

	Quarter ended June 30, 2006	Six-months ended June 30, 2006
Balance at the beginning of the period	2,214,194	2,060,614
Provision for credit losses	667,312	1,309,757
Loan charge-offs	(538,473)	(1,027,338)
Balance at the end of the period	2,343,033	2,343,033

Loan recoveries (1)	47,400	81,716
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations“ and “Leasing operations“.

7. Other Credits

			Parent Company

	June 30, 2006		March 31, 2006

	Current assets	Long-term receivables	Current Assets	Long-term receivables
Income receivable	199,668	-	113,891	-
Deferred taxes (See Note 17(a))	-	35,728	-	33,664
Income tax and social contribution carryforwards	2,734	-	1,630	-
Total	202,402	35,728	115,521	33,664

			Consolidated

	June 30, 2006		March 31, 2006

	Current assets	Long-term receivables	Current Assets	Long-term receivables
Receivables on guarantees honored	-	40	-	29,850
Foreign exchange portfolio	2,471,383	26,480	2,954,277	82,949
Deferred taxes (See Note 17(a))	1,273,386	1,548,081	1,055,200	1,717,214
Negotiation and intermediation of securities	228,119	214	247,727	204
Income receivable	227,291	9,027	106,465	6,967
Sundry	4,489,151	3,159,059	4,384,882	3,182,223
Total	8,689,330	4,742,901	8,748,551	5,019,407

“Foreign exchange portfolio“ includes R$2,099,299 (March 31, 2006 - R$2,244,915) of unsettled exchange purchases and R$371,958 (March 31, 2006 – R$768,485) of rights on foreign exchange sold, net of contracted advances.

“Other credit – sundry“ includes, basically, escrow deposits for civil and labor suits in the amount of R$2,342,641 (March 31, 2006 – R$2,318,684); receivables from credit card operations – in the amount of R$1,471,197 (March 31, 2006 – R$2,034,131); insurance premium in the amount of R$1,228,393 (March 31, 2006 - R$1,079,836); prepaid taxes in the amount of R$892,680 (March 31, 2006 – R$755,128) and notes and credits receivables in the amount of R$820,474 (March 31, 2006 – R$467,112).

8. Investments

(a) Subsidiary company (Parent Company)

	Unibanco – União de Bancos
	Brasileiros S.A.

	June 30, 2006	March 31, 2006
Information on investment
Number of shares held (with no par value)
Common	1,467,184,984	733,592,492
Preferred	159,322,608	79,624,199
Participation in common stock - %	97.080	97.080
Total participation (direct) - % (1)	58.13	58.136

Stockholders’ equity	9,815,894	9,502,646

Capital	8,000,000	5,000,000

Net income for the quarter	547,910	520,445
Net income for the quarter semester	1,068,355	520,445

Investment value	5,706,503	5,524,436

Equity in results for the quarter	311,037	287,000
Equity in results for the semester	598,037	287,000
___________________
(1) The total participation and equity in results was calculated based on Unibanco’s outstanding shares.

(i) The amounts of dividends received/ receivable from Unibanco in the period was R$199,668 (March 31, 2006 – R$113,981)

(b) Consolidated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies“ in the statement of income. The foreign branches’ and subsidiary companies’ exchange gain in the amount of R$17,637 (Six-months ended June 30, 2006 – exchange losses in the amount of R$65,850), were recognized as “Other operating expense“, in respect of the losses, and as “Other operating income“, in respect of the gains. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or quotas (in thousands) direct and indirect				Adjusted

					net income (loss)

			Percentage holding (%)	Adjusted stockholders equity	Quarter ended June 30, 2006	Six-months ended June 30 2006

	Common	Preferred	Consolidated
Investments of Unibanco

Subsidiary companies
Unipart Participações Internacionais
Ltd.	2,778	-	100.000	2,427,060	36,738	83,199
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	1,228,328	77,870	185,722
Banco Fininvest S.A.	4	1	100.000	711,404	(6,183)	(5,381)
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	1,391,529	91,332	193,702
Unibanco Companhia de Capitalização	4,194	-	100.000	353,299	21,497	43,701
Dibens Leasing S.A. – Arrendamento
Mercantil	81,087	-	99.999	325,208	9,338	13,569
Banco Único S.A.	2,768,397	2,768,397	100.000	258,917	9,727	15,580
Banco Dibens S.A.	8,858,142	-	100.000	205,787	3,326	2,847
Unibanco Empreendimentos e Participações
Ltda.	201,910	-	100.000	230,237	2,367	6,459
Unibanco Investshop Corretora de Valores
Mobiliários e Câmbio S.A.	4,955	4,955	100.000	103,892	2,483	6,589
Interbanco S.A.	20,000	-	99.999	102,523	14,832	26,489
AIG Brasil Companhia de Seguros	54,214	-	49.999	107,382	1,730	2,868
Unibanco Negócios Imobiliários Ltda.	55,664	-	100.000	51,887	271	899
Unibanco Asset Management – Banco de
Investimento S.A.	1,468	1,468	100.000	21,156	1,412	2,092
BWU Comércio e Entretenimento Ltda.	67,562	-	59.792	53,181	(1,622)	(7,121)
Unibanco Empreendimentos Ltda.	128,568	-	100.000	112,956	354	1,024
Unibanco Serviços de Investimento Ltda.	100	-	100.000	8,536	6,151	13,236

Jointly controlled companies(i)
Banco Investcred Unibanco S.A. –
(PontoCred)	95	-	49.997	165,401	7,748	23,187
Serasa S.A.	366	349	19.174	170,275	21,545	47,846
Tecnologia Bancária S.A.	762,278	-	20.300	149,939	6,139	15,611
Redecard S.A.	200	400	31.943	64,261	104,215	160,487
Interchange Serviços S.A.	75,000,000	-	25.000	43,283	1,624	4,228
Companhia Hipotecária Unibanco –
Rodobens	6,055	-	50.000	14,943	1,074	2,260
Other

Investment of Unibanco Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	111	11.082	1,531,447	163,635	305,297
AIG Brasil Companhia de Seguros	54,214	-	49.999	107,382	1,730	2,868

Main direct, indirect and jointly controlled subsidiary companies invested by:	Number of shares or quotas (in thousands)		Percentage holding (%)	Adjusted stockholders equity	Adjusted net income (loss)

	Common	Preferred
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	855,485	16,585
Unibanco Cayman Bank Ltd.	13,252	-	100.000	331,801	4,842
Unibanco União de Bancos Brasileiros
(Luxembourg) S.A.	200	-	99.999	155,724	3,137
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	44,574	10,515

Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	293,875	19,624
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	63,871	3,312
IRB – Brasil Resseguros S.A.	-	111	11.082	1,531,447	163,635

Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito,
Financiamento e Investimento	83	83	49.998	20,048	1,082

Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	855,485	16,585

(i) The percentage shown in the consolidated column refers to the parent companies' percentage holding.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in "Other operating expenses".

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized			Amortization

			Quarter	Six-months	Quarter	Six-months
			ended	ended	ended	ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2006	2006	2006	2006	2005	2005
Fininvest	273,272	282,438	9,166	18,332	7,786	15,572
Hipercard	325,065	335,665	10,600	21,200	9,614	20,230
Hipercard Investimentos (1)	171,698	176,177	4,479	7,465	-	-
Other	219,482	163,975	8,977	17,960	8,209	15,754
Total	989,517	958,255	33,222	64,957	25,609	51,556
___________________
(1) Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement firmed with retailer partner. The goodwill is based in the expected period of benefit of investment withheld for this company. The transaction is in phase of approval by the Brazilian Central Bank.

9. Fixed Assets

		Consolidated

	June 30,	March 31,
	2006	2006
Land and building	618,813	615,502
Other fixed assets	1,488,744	1,465,270
Accumulated depreciation	(1,251,775)	(1,214,168)
Total	855,782	866,604

10. Deposits

			Consolidated

		June 30, 2006	March 31, 2006

	Current	Long-term	Current	Long-term
	assets	receivables	assets	receivables
Demand deposits	4,403,640	-	3,958,416	-
Savings deposits	5,187,373	-	5,247,986	-
Interbank deposits	90,065	-	3,744	-
Time deposits	12,931,529	16,066,667	11,122,796	16,285,297
Other deposits	233	-	2,427	-
Total	22,612,840	16,066,667	20,335,369	16,285,297

11. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 13.70% (March 31, 2006 – 14.19%) per annum, and are payable up to July 23, 2007.

(b) Euronotes

			Consolidated

Maturity	Currency	June 30, 2006	March 31, 2006
Less than 3 months	US$	361,803	264,463
	EUR	6,713	1,904
	R$	1	88,665
		368,517	355,032
From 3 to 12 months	US$	154,382	156,593
	EUR	654	7,081
	R$	54	45
		155,090	163,719
From 1 to 3 years	US$	39,345	57,227
	EUR	2,952	2,905
		42,297	60,132
From 3 to 5 years	US$	50,177	54,950
	R$	266,883	276,647
		317,060	331,597
From 5 to 15 years	US$	10,182	9,711
Total		893,146	920,191

The average interest of issues in foreign currency was 2.23% (March 31, 2006 – 3.62%) per annum.

(c) The other issues totaled R$23,321 (March 31, 2006 - R$23,465) with maturities up to August 4, 2010 and an average interest rate of 4.76% (March 31, 2006 – 4.76%) per annum.

12. Borrowings and Onlendings

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 15, 2011, with an average interest rate of 5.44% (March 31, 2006 – 5.39%) per annum.

13. Contingent Assets and liabilities and Legal liabilities

(a) Contingent Assets

During the first semester of 2006, contingent assets were not recognized.

(b) Contingent Liabilities classified as probable and Legal liabilities – Taxes and Social Security.

Unibanco Holdings and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made.

Civil litigation is represented mainly by the personal and moral injury related, among other reasons, to devolutions of checks, protests of notes considered not due and past economic plans. The amount accrued represents the evaluation of the administration, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance of the opinion of Legal Counsel Advisers.

In the case of the legal liabilities – Taxes and Social Security, liabilities are recognized at the full amount being questioned, independently of the probability of loss or the evaluation of its respective Legal Counsel Advisers. At June, 30 2006, Unibanco Holdings and its subsidiaries maintain provision for such causes in the amount of R$ 106,578 in Unibanco Holdings and R$1,749,444 in Consolidated, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program - PIS and Tax and Social Security Financing - COFINS by law 9.718, in the amount of R$ 17,624 in Unibanco Holdings and R$813,434 in Consolidated whose probability of loss is considered remote and (ii) collection of CPMF on leasing transaction, in the amount of R$171.522 in Consolidated, whose probability of loss is possible; and (iii) collection of PIS and COFINS to payment of interest on capital, in the amount of R$ 88,954 in Unibanco Holdings and Consolidated, whose probability of loss is remote.

On November 9, 2005, the Supreme Court – STF in a plenary session, rendered a decision on four individual cases concerning the widening of the basis of calculation of Employees’ PIS and COFINS, declaring unconstitutional the taxation of revenues that are not in conformity with the concept of revenue. The provision described above, was maintained by prudence and observing the orientation of the Brazilian Institute of Accountants – IBRACON, as well as the eventual recoverable value had not been recognized until the final determination is certain.

Provisions established and respective variations in the six-month period are as follow:

(b.1) Balance sheet.

	Parent Company			Consolidated

	Quarter ended June 30, 2006	Six-months ended June 30, 2006	Quarter ended June 30, 2006	Six-months ended June 30, 2006
Tax litigation	106,578	100,463	2,045,863	1,928,321
Labor litigation	-	-	631,267	707,419
Civil litigation	-	-	411,988	407,922
Total	106,578	100,463	3,089,118	3,043,662
	-	-	-	-
Recorded in Other Liabilities	-	-	-	-
- Taxes and Social Security	106,578	100,463	2,045,863	1,928,321
- Others (Note 14(d))	-	-	1,043,255	1,115,341
	106,578	100,463	3,089,118	3,043,662

(b.2) Changes in and the related fiscal labor and civil litigation provision:

	Parent Company			Consolidated

	Quarter ended June 30, 2006	Six-months ended June 30, 2006	Quarter ended June 30, 2006	Six-months ended June 30, 2006
Balance at January 1	100,463	97,675	3,043,662	2,802,131
Balance of acquired/merged company	-	-	20	20
Provision charged (1)	6,115	8,903	203,785	542,016
Payments	-	-	(158,349)	(255,049)
Balance at June 30	106,578	106,578	3,089,118	3,089,118
___________________
(1) On June 2006 considers the effects arising from prior year adjustments, for adequacy to requirements of Deliberation CVM nº 489 of October 2005, (see Note 16 (f)).

(c) Contingency liabilities whose loss is considered possible.

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims. The administration, based on the opinion of their legal advisors, classifies the lawsuits on the basis of the perspective of success. Thus, provisions for claims whose probability of loss is possible, are not recognized, being the mainly, referring to the deductible of interests and tributes whose requirement liability is suspended in the amount of R$321,056.

(d) Other legal cases

The former controllers of Banco Banorte S.A. and Banco Nacional S.A., both in extrajudicial liquidation, settled their judicial claims, in 2005 and 2006, respectively, against the Brazilian Central Bank and Unibanco in connection with the sale of assets and liabilities of those financial institutions.

(e) Tax liabilities

Provisional Measure no 303, dated June 29, 2006 granted to the tax payers, the option to settle their tax liabilities discussed either judicially or administratively. The matter is under examination by the National Congress and once converted in law, Unibanco based upon advice of its legal counsels of final success possibilities or failure of the relevant cases, will examine the convenience or not of participation in this program.

14. Other Liabilities

			Parent Company

		June 30, 2006	March 31, 2006

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Social and statutory	171,640	-	97,929	-
Taxes and social security	22,277	116,092	11,762	105,890
Sundry	4	-	4	-
Total	193,921	116,092	109,695	105,890

			Parent Company

		June 30, 2006	March 31, 2006

	Current	Long-term	Current	Long-term
	liabilities	liabilities	liabilities	liabilities
Collection of taxes and other contributions	527,874	-	654,112	-
Foreign exchange portfolio	988,298	26,683	1,448,884	84,309
Social and statutory	529,752	-	313,608	-
Taxes and social security	717,107	2,283,604	542,151	2,150,947
Negotiation and intermediation of securities	224,592	-	265,410	-
Accounts payable for purchase of assets	1,226	-	1,373	-
Technical provision for insurance, annuity
products and retirement plans	6,170,701	1,928,503	5,824,706	1,940,831
Subordinated debt	23,210	2,714,801	113,387	2,708,974
Sundry	4,210,411	2,508,042	3,899,356	2,627,107
Total	13,393,171	9,461,633	13,062,987	9,512,168

(a) Other liabilities - Foreign exchange portfolio includes, mainly, R$2,143,600 (March 31, 2006 – R$2,306,305) of obligations for exchange purchase, R$451,078 (March 31, 2006 – R$852,943) of unsettled exchange sales and R$(1,538,072) (March 31, 2006 – R$(1,572,842)) of advances on exchange contracts.

(b) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,	June 30,	March 31,
	2006	2006	2006	2006	2006	2006	2006	2006
Provision for unearned						-
premiums	783,014	727,336	-	1	-	-	783,014	727,337
Loss Provision IBNR	226,131	217,946	8,745	9,149	-	-	234,876	227,095
(The provision for
claims incurred but
not yet reported)
Mathematical provision
benefits to be
granted	363,435	322,068	5,240,005	5,013,359	-	-	5,603,440	5,335,427
Mathematical provision
for benefits granted	3,809	3,803	385,939	380,384	-	-	389,748	384,187
Unsettled claims	303,560	312,031	629	679	-	-	304,189	312,710
Provision for draws
and redemptions	-	-	-	-	551,265	550,641	551,265	550,641
Other provisions	3,495	3,265	228,804	224,502	373	373	232,672	228,140
Total of technical
provisions	1,683,444	1,586,449	5,864,122	5,628,074	551,638	551,014	8,099,204	7,765,537
Short-term	1,682,312	1,585,361	3,936,751	3,688,331	551,638	551,014	6,170,701	5,824,706
Long-term	1,132	1,088	1,927,371	1,939,743	-	-	1,928,503	1,940,831

(c) Subordinated debt

				Consolidated

			Remuneration	June 30,	March 31,
	Issue	Maturity	per annum	2006	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	417,826	429,733
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	422,458	434,001
Step-up subordinated
callable notes (3)	April 2001	April 2006	3.45%	-	66,938
Line of credit (4)	December 2004	December 2009	4.74%	325,258	331,891
Perpetual Non-
cumulative Junior
Subordinated
Securities (6)	July 2005	Indeterminated	8.70%	1,098,365	1,102,475
Subordinated time
Deposits(5)	December 2002	December 2012	102% of CDI	474,104	457,323
Total				2,738,011	2,822,361
Short-term				23,210	113,387
Long-term				2,714,801	2,708,974
___________________
(1)	The debt can be fully redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.7995% per annum.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The interest rate is calculated through semi-annual Libor plus 1.2%.
(4)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)
The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment. The classification as of subordinated debt was approved by Brazilian Central Bank in March 23, 2006, for the purposes of capital adequacy limits.

(d) “Other liabilities – sundry“, includes, basically, payable to merchants-credit card in the amount of R$2,702,910 (March 31, 2006 -R$2,688,898); sale of rights of receipt of future flow of payment orders abroad in the amount of R$1,514,642 (March 31, 2006 – R$1,531,763); provision for labor and civil litigations in the amount of R$1,043,255 (March 31, 2006 - R$1,115,341); payable related to insurance companies in the amount of R$541,902 (March 31, 2006 - R$436,483) and provisions for payroll and administrative expenses in the amount of R$456,225 (March 31, 2006 - R$421,711).

(e) Other liabilities in the parent company refer to interest on own capital payable in the amount of R$171,640 (March 31, 2006 - R$97,929) and provision for tax litigation in the amount of R$106,578 (March 31, 2006 – R$100,463).

15. Employee Benefits

(a) Pension plan

Unibanco and a portion of its employees contributed for a “Free Benefits Generation Program“ (PGBL), a system whereby the participant accumulates financial resources during his/her career, through contributions paid by the employee and the company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contributions established by Unibanco and the employees until October, 2004. After that only the employees contributed for the program.

Presently, a defined contribution pension plan is offered for the employees, which is administered by closed private entity through UBB – Prev.– Previdência Complementar (new name of UBB Trevo – Instituto Bandeirantes de Seguridade Social. This new program is sponsored by Unibanco and its employees.

During the quarter ended June 30, 2006, the company sponsor contributions totaled R$4,834 (Six-months ended June 30, 2006 – R$11,191) in Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2006, the options activity was as follows:

				Exercise
				Price per
Issuance		Vesting period	Exercise period	Unit (R$)				Not

Nº	Date	until	until	(IPCA)	Granted	Exercised	Cancelled	exercised
1	1st quarter 2002	01.21.2007	01.20.2008	4.655	12,376,000	4,947,242	4,363,398	3,065,360
2	2nd quarter 2002	04.15.2007	04.14.2008	5.455	68,000	45,334	-	22,666
3 and 4	3rd quarter 2002	08.12.2007	08.11.2008	up to 4.200	560,000	186,668	-	373,332
5 to 7	4th quarter 2002	11.20.2007	11.19.2008	3.452	700,000	166,668	400,000	133,332
8 to 10	1st quarter 2003	03.10.2008	03.09.2009	up to 4.085	446,000	80,000	206,000	160,000
11 to 15	2nd quarter 2003	06.16.2008	06.15.2009	up to 5.150	3,464,000	120,000	1,244,000	2,100,000
16	3rd quarter 2003	09.02.2008	09.01.2009	4.917	6,226,000	-	1,728,000	4,498,000
17 and 18	4th quarter 2003	12.17.2008	12.16.2009	up to 5.750	480,000	-	360,000	120,000
19 and 20	1st quarter 2004	02.01.2009	01.31.2010	up to 6.881	600,000	-	-	600,000
21 to 23	2nd quarter 2004	04.13.2009	04.12.2010	up to 7.012	1,012,240	-	-	1,012,240
24 to 26	3rd quarter 2004	09.20.2009	09.19.2010	up to 7.101	1,560,000	-	20,000	1,540,000
27	1st quarter 2005	02.01.2010	01.31.2011	8.347	8,440,000	-	950,000	7,490,000
28	2nd quarter 2005	05.03.2010	05.02.2011	9.778	50,000	-	50,000	-
29	3rd quarter 2005	09.16.2010	09.18.2011	10.590	120,000	-	-	120,000
General Position					36,102,240	5,545,912	9,321,398	21,234,930

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Holdings and Unibanco.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) proposed at June 29, 2006.

16. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	June 30, 2006			March 31, 2006

	Outstanding	Treasury	Total	Total
	shares	stocks
Common	553,735,904	-	553,735,904	276,867,952
Preferred	1,072,771,726	17,080,057	1,089,851,783	553,465,920

Total	1,626,507,630	17,080,057	1,643,587,687	830,333,872

Preferred shares carry no voting rights are entitled to receive (i) a semi-annual minimum dividend of R$0.15 (fifteen cents) per ten shares or semi-annual priority dividend of 1.5% per share, at book value resulting in an annual priority dividend of 3% (three percent) per share, at book value, each one is greater; (ii) in the case of the preferred shares’ reverse stock split, the dividends mentioned in item (i) will be adjusted to new shares quantity of preferred shares; (iii) in the reimbursement of capital in the case of the capital liquidation up to the amount of capital represented shares by such preferred shares and (iv) participate in equal conditions with common shareholders in capital increases from monetary restatement of revenues, reserves and income and any distribution of dividends after dividends equal in item (i).

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Holdings and by a preferred share issued by Unibanco and is traded in the Brazilian market, the unitary cost ascribed to the additional Units granted (the stock dividend) is R$ 5.450842.

At the Extraordinary Shareholders Meeting realized on June 29, 2006 was approved the increase of the corporate capital in the amount of R$2,691,926 through the partial capitalization of statutory reserves, with the issuance of 813,253,815 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date on July 17, 2006.

According to the provisions of the 1 st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$3.310068 to Unibanco Holdings’s shares and R$2.140774 to Unibanco’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs“) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

Unibanco Holdings distributes as dividend an equivalent amount of the dividends received from its subsidiaries, as indicated in its articles of incorporation.

During the second quarter of 2006, was provisioned R$101,168 of interest on own capital was calculated in accordance with article 9 of Law no. 9249/95, generating a fiscal benefit in the amount of R$34,397. The amount will be included in the minimum mandatory dividends of the year, net of applicable tax.

In April 2006 the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$27,457, comprising the interest on capital related to the first quarter of 2006, amounting to R$0.0338 (R$0.0287 net of applicable tax) per common share and R$0.0338 (R$0.0287 net of applicable tax) per preferred shares. The payment was on April 28, 2006.

The Units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDR had interest on capital of R$0.3823 (R$0,3250 net of applicable tax).

In July 2006 the Board of Directors approved the payment of interest on capital to the shareholders, previously accrued in the amount of R$171,640, comprising the interest on capital related to the second quarter of 2006, in the amount of R$54,916 and a complement interest on capital related to the first quarter of 2006 in the amount of R$116,724, amounting to R$0.1055 (R$0.0897 net of applicable tax) per common share and R$0.1055 (R$0.0897 net of applicable tax) per preferred shares. The payment was on July 31, 2006.

The Units had interest on capital of R$0.2408 (R$0.2047 net of applicable tax), being R$0.1055 (R$0.0897 net of applicable tax) from Unibanco Holdings and R$0.1353 (R$0.1150 net of applicable tax) from Unibanco. The GDR had interest on capital of R$2.4084 (R$2.0471 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stock

During the six-month period ended June 30, 2006, as per shares – Performance the buy back program (Note 14(b)), approved by the Extraordinary Shareholders’ Meeting on October 31, 2001, and also due to the conversion program the following changes in treasury stock occurred:

	Quantity of shares	R$ thousands
At March 31, 2006	17,117,162	114,445
Treasury stocks exchanged	(37,105)	(239)
At June 30, 2006	17,080,057	110,234

The average cost was R$32.57 per repurchased Units. The minimum and maximum price of share were R$24.00 and R$34.16, respectively.

(e) Changes in stockholders’ equity

	Quarter ended June 30, 2006	Six-month period ended June 30, 2006
Beginning balance	5,560,794	5,456,833
Prior year adjustments	(500)	(56,622)
Revaluation reserve of subsidiary companies	(20)	(41)
Fair value adjustments - marketable securities and derivatives	(11,030)	(32,567)
Conversion of UBB stocks for Unibanco Holdings stock	239	4,211
Net income for the period	295,565	567,163
Interest on own capital proposed	(101,168)	(199,097)
Balance ended	5,743,880	5,743,880

(f) Prior year adjustments

This amount corresponds, mainly, to the additional amount recorded as provision for fiscal contingencies, following the requirements of Deliberation CVM nº 489 of 2005.

17. Other Operating Income and Expenses

(a) Other operating income

				Consolidated

	Quarter ended June 30, 2006	Six-month period ended June 30, 2006	Quarter ended June 30, 2006	Six-month period ended June 30, 2006
Dividends/retained earnings received from
other investments, principally consortium	26,992	36,838	16,338	34,391
Monetary correction of income receivable	2,596	3,591	(3,220)	2,021
Other	51,331	64,373	57,384	70,101
Total	80,919	104 ,802	70,502	106,513

(b) Other operating expenses

				Consolidated

	Quarter ended June 30, 2006	Six-month period ended June 30, 2006	Quarter ended June 30, 2006	Six-month period ended June 30, 2006
Provision for labor and civil litigations	52,234	146,030	179,628	218,597
Expense related to checks and billing, net	51,569	106,179	43,176	90,279
Foreign branches’ and subsidiary companies’
exchange loss	(17,637)	65,850	149,407	149,407
Amortization of goodwill on subsidiaries
acquired	33,222	64,957	25,609	51,556
Other	175,562	243,554	22,446	143,347
Total	294,950	626,570	420,266	653,186

18. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry“, and provisions not currently deductible are recorded in “Other credits – sundry“ or in “Other liabilities – taxes and social security“, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

			Parent Company

	March 31,			June 30,
	2006	Constitution	Realization	2006
Other provisions not currently deductible	32,716	2,064	-	35,728
Sub-total	32,716		-	35,728
Deferred tax obligations	(5,427)	(4,087)	-	(9,514)
Net deferred tax assets	28,237	(2,023)	-	26,214
Deferred tax assets	33,664			35,728
Deferred tax liabilities	5,427			9,514

			Consolidated

	December 31,			June 30,
	2005	Constitution	Realization	2006
Other provisions not currently deductible	32,716	3,012	-	35,728
Sub-total	32,716	3,012	-	35,728
Deferred tax obligations	-	(9,514)	-	(9,514)
Net deferred tax assets	32,716	(6,502)	-	26,214
Deferred tax assets	32,716	-	-	35,728
Deferred tax liabilities	-	-	-	9,514

					Consolidated

				Balance of
	March 31,			acquired	June 30,
	2006	Constitution	Realization	companies	2006
Allowance for credit losses	622,562	129,767	138,565	-	613,764
Other provisions not currently deductible (1)	1,110,337	239,588	198,880	369	1,151,414
Tax loss and negative basis of social
contribution carry-forwards	564,828	54,951	40,672	-	579,107
Social contribution carry-forwards
(Provisional Measure 2158-35)	464,216	-	11,131	-	453,085
Subtotal	2,761,943	424,306	389,248	369	2,797,370
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	10,471	13,603	(23)	-	24,097
Deferred tax obligations	(62,770)	(33,648)	231	-	(96,649)
Net deferred tax assets	2,709,644	404,261	389,456	369	2,724,818
Total assets	2,772,414				2,821,467
Total liabilities	62,770				96,649
___________________
(1) The amount of R$ 4,156 resulting from the requirements of Deliberation CVM nº 489 in October, 2005 (see Note 16 (f)).

					Consolidated

				Balance of
	December 31,			acquired	June 30,
	2005	Constitution	Realization	companies	2006
Allowance for credit losses	565,002	296,735	247,530	(443)	613,764
Other provisions not currently deductible	1,008,901	534,737	392,740	516	1,151,414
Tax loss and negative basis of social
contribution carry-forwards	605,299	110,815	137,007	-	579,107
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	22,963	-	453,085
Subtotal	2,655,250	942,287	800,240	73	2,797,370
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(9,670)	33,777	(1)	(11)	24,097
Deferred tax obligations	(55,403)	(41,335)	(89)	-	(96,649)
Net deferred tax assets	2,590,177	934,729	800,150	62	2,724,818
Deferred tax assets	2,645,580				2,821,467
Deferred tax liabilities	55,403				96,649

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date.

On June 30, 2006, the expected realization of deferred taxes is as follows:

	Parent Company				Consolidated

			Social contribution
Year	Other	Total	(Provisional	Other	Total
			Measure 2158-35)
2006	-	-	71,910	574,414	646,324
2007	5,462	5,462	55,949	1,155,445	1,205,932
2008	30,266	30,266	63,909	309,897	343,540
2009	-	-	76,705	180,109	256,814
2010	-	-	72,952	110,161	183,113
2011	-	-	90,103	13,546	103,649
2012 a 2016	-	-	21,557	713	22,270
Total	35,728	35,728	453,085	2,344,285	2,761,642

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$30,153 in Parent Company and R$2,430,471 in Consolidated.

(b) Income tax and social contribution income (expenses)

			Parent Company

	Quarter ended June 30, 2006	Six-month ended June 30, 2006	Quarter ended June 30, 2005	Six-month ended June 30, 2005
Income before income tax and social
contribution, net of profit sharing	300,169	577,472	256,193	483,275
Income tax and social contribution expenses
at a rate of 25% and 9%	(102,057)	(196,340)	(87,106)	(164,314)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	105,753	203,333	90,261	170,378
Interest on capital paid , net	(6,420)	(11,843)	(6,396)	(10,556)
Permanent differences (net)	(1,880)	(5,459)	(3,997)	(7,442)
Income tax and social contribution for
the period	(4,604)	(10,309)	(7,238)	(11,934)

			Consolidated

	Quarter ended June 30, 2006	Six-month ended June 30, 2006	Quarter ended June 30, 2005	Six-month ended June 30, 2005
Income before income tax and social
contribution, net of profit sharing	740,402	1,435,186	602,440	1,194,663
Income tax and social contribution expenses
at a rate of 25% and 9%	(251,736)	(487,963)	(204,830)	(406,186)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	12,449	(10,478)	(46,027)	(45,737)
Interest on capital paid , net	73,159	144,404	104,664	112,707
Permanent differences (net)	3,060	37,915	11,136	33,572
Income tax and social contribution for
the period	(163,068)	(316,122)	(135,057)	(305,644)

19. Commitments and Guarantees

		Consolidated
	June 30,	March 31,
	2006	2006
Co-obligation and risks for guarantees provided	9,503,373	7,622,531
Assets under management (mainly mutual
investment funds)	41,081,025	39,923,624
Lease commitments	24,880	31,553

20. Related-Party Transactions (Parent Company)

	June 30,	March 31,
	2006	2006
Assets
Cash and due from banks	30	20
Debentures	12,242	8,423
Marketable securities	96,988	94,315
Income receivable	199,668	113,891
Liabilities
Sundry	4	4

	Quarter	Six-month	Quarter	Six-month
	ended June	ended June	ended June	ended June
	30, 2006	30, 2006	30, 2005	30, 2005
Revenues
Financial income	3,251	7,417	2,498	4,668
Expenses
Personnel and other administrative expenses	8	16	13	18

21. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

Unibanco manages financial derivative risks as part of its asset and liability management process and through credit policies and procedures. The counterparty credit risks are minimized by entering into transactions with only a select number of high-quality institutions.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

The derivative financial instruments that are designated and qualify as hedging instruments of specific assets and liabilities have been highly correlated with respect to changes in the hedged items, allowing an assessment of high effectiveness of the hedge during the period that the hedge is designated.

The derivative financial instruments designated as hedges may: (i) secure an expected future cash flow attributed to a particular asset or liability (cash flow hedge) or (ii) reduce the exposure to changes in the fair value of an asset or liability (fair value hedge).

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limit is intended to avoid concentration in clients and particular sectors that Unibanco believes have high risk factors.

Corporate Credit: The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship, history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit: A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of the portfolios is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees.

Unibanco manages its risk exposure on a centralized basis by having all risks passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by the head office, and all trading positions are consolidated in centralized databases.

Liquidity Risk

The liquidity risk is related to the management of the gap on assets’ and liabilities’ cash flows and their impacts on the financial capacity of the institution to obtain additional funds and to honor its obligations.

The liquidity planning and contingency policies are defined by the financial committees and are reported to the decision makers and are controlled by independent areas on a daily bases.

Operating risk

Operating risk is related to the estimate of an institution’s unexpected losses due to its systems, practices and/or control measures being incapable of withstanding human error; damaged support infrastructure; inadequate utilization of modeling, services or products; changes in the business environment or other adverse market conditions.

The management of these risks in Unibanco is carried out by an independent internal structure of Risk Management.

(d) Financial instruments recorded in the financial statements and their to fair values are as follows:

				Consolidated

	June 30, 2006			March 31, 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,889,463	4,922,093	4,085,642	4,116,172
Marketable securities	20,723,525	20,861,199	19,184,631	19,426,534
Lending operations	33,828,612	33,893,686	31,908,663	32,025,351
Derivatives, net	293,288	293,288	70,591	70,591

Liabilities
Interbank deposits	90,065	90,065	3,744	3,739
Time deposits	29,095,184	29,096,064	27,502,409	27,492,696
Mortgage notes	719,141	722,179	565,411	565,777
Resources from securities issued abroad	916,467	937,301	943,656	936,261
Subordinated debt (Note 14(b))	2,738,011	2,720,194	2,822,361	2,883,244
Other liabilities (Note 14(c))	1,514,642	1,466,968	1,531,763	1,480,534
Treasury stocks	110,234	243,476	110,473	272,848

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the period for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the period for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at June 30, 2006 on the São Paulo Stock Exchange.

(e) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

	Consolidated

	June 30, 2006		March 31, 2006

	Notional	Exposure	Notional	Exposure
	exposure	at fair value	exposure	at fair value
	(1) and (2)	(1) and (2)	(1) and (2)	(1) and (2)
Futures contracts	(11,688,736)	(11,688,736)	(3,659,966)	(3,659,966)
Currencies	(1,454,346)	(1,454,346)	(1,643,541)	(1,643,541)
Interbank interest rate	(9,563,196)	(9,563,196)	(2,680,982)	(2,680,982)
Exchange coupon	(671,194)	(671,194)	664,557	664,557
Forward contracts	627,208	612,333	667,086	650,979
Currencies	2,527,902	2,474,898	2,312,049	2,270,256
Fixed interest rate	(1,900,694)	(1,862,565)	(1,644,963)	(1,619,277)
Swap contracts	277,935	377,535	278,311	342,335
Currencies	(3,324,798)	(3,328,160)	(3,750,746)	(3,691,523)
Interbank interest rate	2,271,145	2,192,144	5,227,961	5,191,803
Fixed interest rate	87,275	140,266	112,486	135,962
Other	1,244,313	1,373,285	(1,311,390)	(1,293,907)
Swap contracts with daily reset	(739,660)	(739,660)	(732,453)	(732,453)
Currencies	(739,660)	(739,660)	(732,453)	(732,453)
Third curve swap contracts	27,792	43,548	14,995	28,428
Currencies	(722,651)	(719,352)	(309,261)	(302,120)
Interbank interest rate	565,110	576,501	231,906	235,769
Fixed interest rate	185,333	186,399	92,350	94,779
Option contracts
Purchased options	582,346	471,294	349,936	289,924
Purchase	322,257	206,748	332,377	257,597
Currencies	129,801	59,034	332,377	257,597
Interbank interest rate	192,456	141,714	-	-
Sale	260,089	264,546	17,559	32,327
Currencies	253,407	255,646	17,559	32,327
Interbank interest rate	6,682	8,900	-	-
Sale option	549,348	480,997	423,437	417,245
Purchase	386,264	251,547	306,923	241,585
Currencies	208,322	109,884	306,923	241,585
Interbank interest rate	177,942	141,663	-	-
Sale	163,084	229,450	116,514	175,660
Currencies	136,743	175,301	116,514	175,660
Interbank interest rate	26,341	54,149	-	-
___________________
(1)	Include the net balance of short position (long position).
(2)	For option contracts, the exposure at fair value refers to the respective premium.

The notional exposure of the option contracts, recorded in memorandum accounts, amounted to R$64,405,154 (March 31, 2006 - R$59,990,141) with respect to purchase commitments and R$60,249,045 (March 31, 2006 - R$60,091,799) with respect to sale commitments.

On June 30, 2006, there were future transactions of R$10,108,048 (March 31, 2006 - R$9,063,461), swap contracts in the amount of R$1,269,260 (March 31, 2006 - R$1,354,788) and forward transactions in the amount of R$149,742 (March 31, 2006 - R$217,435) in Consolidated, accounted for at fair value and recognized as cash flow hedges of exposure to the US dollar fluctuations and indexed to interbank interest rate (CDI), net loss of applicable taxes and minority interest, during the period, in the amount of R$103 (March 31, 2006 – net gain of R$12,263), which were recorded in “Unrealized gains or losses – marketable securities and derivatives“. The hedges as of June 30, 2006, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

The swap transactions associated with funding and/or asset operations are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount“), and are not adjusted to their fair value.

(f) Fair value by trade location

				Consolidated

	June 30, 2006			March 31, 2006

		CETIP/			CETIP/
		Over the			Over the
Exposure at fair value	BM&F	counter(1)	Total	BM&F	counter(1)	Total
Future contracts	(11,688,736)	-	(11,688,736)	(3,659,966)	-	(3,659,966)
Forward contracts	-	612,333	612,333	-	650,979	650,979
Swap contracts	25,822	351,713	377,535	23,027	319,308	342,335
Swap contracts with daily
reset	(739,660)	-	(739,660)	(732,453)	-	(732,453)
Third curve swap contracts	-	43,548	43,548	-	28,428	28,428
Option contracts
Purchased option	470,621	673	471,294	288,697	1,227	289,924

Sale option	478,436	2,561	480,997	416,104	1,141	417,245
___________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$259,269 (March 31, 2006 - R$277,147) and are comprised federal government securities.

(g) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

		Consolidated

	June 30,	March 31,
	2006	2006
Assets
Less than 3 months	399,997	252,271
Between 3 months and 1 year	723,485	491,174
Between 1 and 3 years	230,346	249,078
More than 3 years	105,545	67,046
Total	1,459,373	1,059,569

Liabilities
Less than 3 months	391,869	171,803
Between 3 months and 1 year	601,568	576,725
Between 1 and 3 years	154,594	234,482
More than 3 years	18,054	5,969
Total	1,166,085	988,979

		Consolidated

	June 30,	March 31,
	2006	2006
Assets
Forward contracts	201,577	62,045
Swap contracts	741,995	677,993
Third curve swap contracts	44,507	29,607
Option contracts – premiums paid	471,294	289,924
Total	1,459,373	1,059,569

Liabilities
Forward contracts	319,669	234,897
Swap contracts	364,460	335,658
Third curve swap contracts	959	1,179
Option contracts – premiums received	480,997	417,245
Total	1,166,085	988,979

(h) The maturities of derivative financial instruments recorded in memorandum accounts, except the option contracts, the balance of which represents the amounts recorded in asset and liability accounts, are as follows:

					Consolidated

				June 30, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	2,869,166	(18,925,648)	4,044,970	322,776	(11,688,736)
Forward contracts	386,451	200,202	7,789	17,891	612,333
Swap contracts	45,811	96,026	147,457	88,241	377,535
Swap contracts with daily reset	(182,403)	(380,980)	(176,277)	-	(739,660)
Third curve swap contracts	13,154	30,394	-	-	43,548
Option contracts
Purchased option	147,903	262,607	60,784	-	471,294
Sale option	171,571	203,247	106,179	-	480,997

					Consolidated

				March 31, 2006

		Between	Between
	Less than	3 months	1 and 3	More than
Exposure at fair value	3 months	and 1 year	years	3 years	Total
Future contracts	(1,154,053)	(4,951,613)	2,149,849	295,851	(3,659,966)
Forward contracts	497,915	122,430	11,389	19,245	650,979
Swap contracts	139,653	91,498	50,711	60,473	342,335
Swap contracts with daily reset	-	(557,429)	(175,024)	-	(732,453)
Third curve swap contracts	11,458	12,384	4,586	-	28,428
Option contracts
Purchased option	36,952	159,345	93,627	-	289,924
Sale option	17,436	279,156	120,653	-	417,245

22. Statements of Cash Flows

	Parent Company

	Quarter	Six-months
	ended	ended
	June 30,	June 30,
	2006	2006
Operating activities
Net income	295,565	567,163
Equity in results of subsidiary companies	(311,037)	(598,037)
Deferred taxes	2,023	6,502
Changes in assets and liabilities
Decrease (increase)in marketable securities	(6,492)	(22,099)
Decrease (increase) in other credits and other assets	1,276	7,985
Increase (decrease) in other liabilities	16,630	5,159
Net cash (used in) provided by operating activities	(2,035)	(33,327)

Investing activities
Interest on own capital received from subsidiary company	29,502	218,521
Net cash (used in) provided by investing activities	29,502	218,521

Financing activities
Interest on own capital paid	(27,457)	(185,182)
Net cash (used in) provided by financing activities	(27,457)	(185,182)

Net increase (decrease) in cash and due from banks	10	12

Cash and due from banks at the beginning of the period	20	18
Cash and due from banks at the end of the period	30	30
Net increase (decrease) in cash and due from banks	10	12

	Consolidated

	Quarter ended	Six-months ended
	June 30,	June 30,
	2006	2006
Operating activities
Net income for the period	295,565	567,163
Provision for credit losses	128,839	282,419
Technical provisions for insurance, annuity products and retirement plans	370,313	768,021
Deferred taxes	(40,570)	(131,676)
Reversal of foreclosed assets provision	930	3,434
Gain (loss) on sale of foreclosed assets and fixed assets	5,908	8,317
Amortization of goodwill on subsidiaries acquired	33,222	64,957
Equity in results of subsidiary and associated companies	(18,998)	(35,053)
Depreciation and amortization	97,929	192,372
Minority interest	281,769	551,901
Changes in assets and liabilities
Decrease (increase) in interbank investments	(695,726)	(1,638,836)
Decrease (increase)in marketable securities and derivative financial instruments	(1,941,753)	(1,648,928)
Decrease (increase) in Central Bank compulsory deposits	451,792	(47,569)
Net change in interbank and interdepartmental accounts	(253,964)	(176,957)
Decrease (increase) in lending operations	(2,109,822)	(2,516,744)
Decrease (increase) in leasing operations	(218,953)	(306,287)
Net change in foreign exchange portfolio	21,151	160,983
Decrease (increase) in other credits and other assets	(188,466)	540,217
Increase (decrease) in other liabilities	520,742	119,573
Increase (decrease)in deferred income	(9,092)	(24,764)
Net cash pro vided by (used in) o perating activities	(3,269,184)	(3,267,457)

Investing activities
Dividends and interest on own capital received from subsidiary and
associated companies	(2,032)	30,481
Proceeds from sale of foreclosed assets	22,459	37,773
Purchase of/capital increase on investments in subsidiary and
associated companies	(263)	(23,676)
Goodwill on acquisition of subsidiary companies	(64,604)	(244,010)
Proceeds of/capital decrease on investments in subsidiary and
associated companies	71	31,905
Purchase of other investments	(4,379)	(4,379)
Proceeds of investments	11,181	24,695
Purchase of fixed assets	(34,971)	(68,774)
Proceeds from sale of fixed assets	2,138	2,921
Deferred charges	(126,596)	(308,444)
Minority interest	(116,295)	(378,940)
Net cash used in investing activities	(313,291)	(900,448)

Financing activities
Increase (decrease) in deposits	2,058,841	3,267,382
Increase (decrease) in securities sold under repurchase agreements	1,867,333	1,761,564
Increase (decrease) in resources from securities issued	126,541	67,726
Increase (decrease) in borrowings and onlending in Brazil – Governmental agencies	(332,260)	(544,482)
Net change in treasury stock	239	4,211
Dividends paid	(27,457)	(185,182)
Net cash provided by (used in) financing activities	3,693,237	4,371,219

Net increase in cash and due from banks	110,762	203,314

Cash and due from banks at the beginning of the period	1,246,282	1,153,730
Cash and due from banks at the end of the period	1,357,044	1,357,044
Net increase in cash and due from banks	110,762	203,314

23. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of the Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	June 30 ,	March 31,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	14,660,156	13,460,976
Cash and due from banks	169,713	129,280
Interbank investments	2,031,443	1,843,200
Marketable securities	9,082,521	8,551,539
Interbank accounts	174,823	163,738
Lending and leasing operations	3,055,706	2,578,637
Other credits and other assets	145,950	194,582
Permanent assets	325,942	326,634
Total	14,986,098	13,787,610

Liabilities
Current and long-term liabilities	11,716,824	11,023,535
Deposits	2,691,440	1,849,577
Securities sold under repurchase agreements	2,872,050	2,877,676
Resources from securities issued	852,454	895,401
Interbank accounts	35,916	37,976
Borrowings and onlending	1,577,226	1,618,584
Derivative financial instruments	104,316	150,117
Other liabilities	3,583,422	3,594,204
Deferred income	6,335	6,203
Minority interest	3	2
Stockholders’ equity	3,262,936	2,757,870
Total	14,986,098	13,787,610

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30 ,	June 30 ,	June 30 ,	June 30 ,
Combined statement of income	2006	2006	2005	2005
Revenue from financial intermediation	308,205	671,383	176,839	345,924
Expenses on financial intermediation	(166,899)	(376,693)	(154,238)	(230,444)
Reversal of provision for credit losses	(1,461)	(3,995)	43,614	70,391
Services rendered	19,337	38,171	7,377	23,408
Salaries, benefits, training and social security and other administrative	(15,213)	(30,603)	(13,413)	(31,612)
expenses	(1,197)	(1,776)	(2,591)	(4,135)
Financial transaction and other taxes	287	2,862	71,976	31,004
Other operating income (expenses)	(3,242)	(3,419)	3,679	856
Non-operating income, net	(2,329)	(4,200)	-	-
Income tax and social contribution	(1)	(1)	-	-
Net income for the quarter	137,487	291,729	133,243	205,392

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A. and Unibanco AIG Warranty S.A.:

	June 30 ,	March 31,
Combined balance sheet	2006	2006
Assets
Current and long-term assets	9,746,505	9,322,605
Cash and due from banks	20,818	19,608
Marketable securities	8,008,968	7,708,784
Insurance credits and re-insurance	1,387,224	1,139,204
Other credits and other assets	329,495	455,009
Permanent assets	389,264	311,134
Total	10,135,769	9,633,739

Liabilities
Current and long-term liabilities	8,725,882	8,287,716
Technical provisions for insurance	1,683,444	1,586,450
Technical provisions for retirement plans	5,864,123	5,628,074
Insurance and re-insurance debts	488,613	393,499
Other liabilities	689,702	679,693
Deferred income	18,358	29,758
Minority interest	-	4,162
Stockholders’ equity	1,391,529	1,312,103
Total	10,135,769	9,633,739

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30 ,	June 30 ,	June 30 ,	June 30 ,
Combined statement of income	2006	2006	2005	2005
Retained premiums	757,115	1,544,256	619,250	1,198,798
Changes in technical reserves of insurance	(265,892)	(594,558)	(215,393)	(391,794)
Net claims incurred	(245,235)	(510,346)	(239,005)	(462,808)
Acquisition costs and other	(86,333)	(203,867)	(60,242)	(128,912)
Retained contribution income	212,358	405,042	153,881	491,542
Changes in technical reserves of private retirement plan	(51,039)	(59,769)	15,642	(136,253)
Benefits of redemption expenses	(163,533)	(346,774)	(170,971)	(356,003)
Other operating income	49,486	128,655	75,169	121,412
Other operating expenses	(76,477)	(97,035)	(70,748)	(125,269)
Salaries, benefits, training and social security	(33,890)	(63,033)	(39,854)	(71,960)
Administrative expenses	(37,942)	(73,245)	(28,718)	(64,423)
Financial transaction and other taxes	2,668	(16,152)	(25,829)	(49,650)
Financial income	246,456	532,906	227,922	461,801
Financial expenses	(187,996)	(396,368)	(140,521)	(291,738)
Non-operating income net	1,052	2,699	9,716	11,580
Income tax and social contribution	(22,482)	(48,031)	(22,520)	(39,781)
Profit sharing	(3,719)	(9,499)	(6,726)	(11,827)
Minority interest	(1,097)	(1,179)	(86)	(785)
Net income for the quarter	93,500	193,702	80,967	153,930

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414%) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	5,476,465	5,435,535
Cash and due from banks	9,386	11,640
Interbank investments	3,840	9,279
Marketable securities	71,441	114,126
Interbank and interdepartmental accounts	12,040	11,544
Lending operations	2,364,683	2,367,560
Deferred tax and prepaid taxes	609,047	634,472
Other credits and other assets	2,406,028	2,286,914
Permanent assets	708,875	708,788
Total	6,185,340	6,144,323

Liabilities
Current and long-term liabilities	4,615,617	4,658,337
Deposits	1,320,000	1,467,204
Borrowings and onlendings	149,432	140,700
Resources from securities issued	222,923	219,316
Interbank and interdepartmental accounts	600	489
Derivative financial instruments	-	81
Taxes, social securities and provision for litigation	456,814	538,964
Other liabilities	2,465,848	2,291,583
Minority interest	330,098	323,677
Stockholders’ equity	1,239,625	1,162,309
Total	6,185,340	6,144,323

	Quarter	Six-months	Quarter	Six-months
	ended	ended	ended	ended
	June 30 ,	June 30 ,	June 30 ,	June 30 ,
Combined statement of income	2006	2006	2005	2005
Revenue from financial intermediation	433,556	816,432	284,314	568,624
Expenses on financial intermediation	(51,193)	(91,638)	(33,316)	(89,284)
Provision for credit losses	(134,806)	(274,910)	(73,112)	(130,821)
Services rendered	166,932	356,110	139,864	273,723
Salaries, benefits, training and social security
and other administrative expenses	(150,079)	(295,401)	(137,818)	(244,202)
Acquisition costs and other	(56,196)	(121,773)	(51,165)	(99,813)
Financial transaction and other taxes	(22,858)	(48,077)	(88,074)	(117,029)
Other operating income (expenses)	(71,780)	(43,895)	30,074	(54,524)
Non-operating income, net	8,966	8,416	1,829	1,802
Income tax and social contribution	(54,142)	(98,721)	(22,838)	(29,735)
Profit sharing	(3,720)	(5,193)	(3,828)	(4,072)
Minority interest	(6,399)	(17,756)	(4,888)	(8,778)
Net income for the period (1)	58,281	183,594	41,042	65,891
___________________
(1) In June of 2005, considers provision adjustment for assumed risk related to contingencies before acquisition of Banco Bandeirantes that had been indemnified.

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), Wale S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

Combined balance sheet	2006	2005
Assets
Current and long-term assets	4,492,653	4,519,321
Cash and due from banks	4,754	14,587
Interbank investments	647,880	578,373
Marketable securities	314,361	328,540
Interbank and interdepartmental accounts	35,113	13,892
Lending o perations	2,082,778	2,163,850
Other credits and other assets	1,407,767	1,420,079
Permanent assets	435,472	374,428
Total	4,928,125	4,893,749

Liabilities
Current and long-term liabilities	4,068,790	4,071,072
Deposits	3,074,670	3,046,723
Interbank and interdepartmental accounts	35,317	45,094
Borrowings	2,454	2,813
Derivative financial instruments	560	892
Other liabilities	955,789	975,550
Minority interest	65,236	26,261
Stockholders’ equity	794,099	796,416
Total	4,928,125	4,893,749

	Quarter	S ix-months	Quarter	S ix-months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Combined statement of income	20 06	2006	2005	2005
Revenue from financial intermediation	499,602	1,023,264	491,102	913,436
Expenses on financial intermediation	(110,335)	(226,612)	(96,205)	(163,829)
Provision for credit losses	(235,523)	(471,783)	(162,817)	(287,533)
Services rendered	100,121	193,832	87,743	168,689
Salaries, benefits, training and social security
and other administrative expenses	(200,071)	(397,781)	(180,316)	(350,892)
Acquisition costs and other	(8,452)	(21,507)	(20,341)	(36,332)
Other operating income (expenses)	(26,858)	(54,200)	(14,598)	(38,678)
Financial transaction and other taxes	(32,094)	(66,106)	(37,140)	(73,224)
Non-operating income, net	-	-	(107)	487
Income tax and social contribution	11,760	30,808	(7,486)	(13,957)
Profit sharing	(771)	(3,807)	(3,474)	(6,478)
Minority interest	240	32	307	1,740
Net income for the period	(2,381)	6,140	56,668	113,429

24. Other Information

(a) Assets leased to third parties, in the amount of R$1,637,272 (March 31, 2006 – R$1,308,680), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,075,437 (March 31, 2006 – R$734,134) and the residual value received in advance from these lessees amounts to R$510,521 (March 31, 2006 – R$402,959), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At June 30, 2006, the insurance coverage on properties and other assets in use totaled R$1,133,398 (March 31, 2006 – R$1,134,620) in Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION	Corporate Legislation
NOTES TO THE FINANCIAL STATEMENTS	Date - June 30, 2006

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

A comparison of second quarter 2006 to the previous quarter was underscored by an economic recovery trend. During this period, inflation rates continued to fall – below the official inflation target – leading the Central Bank to continue to reduce the Selic rate, which ended the quarter at 15.25% per annum. In 2Q06, cumulative inflation (measured by IPCA) was 0.1%, down from 1.4% in the previous quarter.

Despite the more volatile international scenario, the improvement in solvency indicators - both domestic and international – along with vigorous exports that contributed to a US$10.2 billion trade balance during the quarter, maintained the perception of Brazil´s Sovereign Risk. The Embi+BR ended 2Q06 at 246 basis points, only 11 basis points above that registered in 1Q06.

Under this scenario, the Central Bank continued to intervene in the FX market – through US-Dollar auctions (spot market). The Real remained stable in comparison to the US dollar, 2Q06 versus 1Q06.

Industrial production held back during the 2Q06, posting a growth of 0.47% vis-à-vis 1.0% registered during the previous quarter. However, it does not lead to a new economic activity trend.

The debt/GDP ratio reached 50.3% at the end of June, below the one observed in 1Q06. The Public Sector Primary Surplus amounted to 4.5% of the GDP from June 2005 to June 2006, above the goal of 4.25% established for this year.

Total credit portfolio in the Brazilian National Financial System increased 5.2% over the past 3 months.

Performance

In 2Q06, Unibanco Holdings S.A. net income was R$296 million. Stockholders’ equity stood at R$5,744 million. Annualized ROAE was 22.6% for the 2Q06, affected by tax provisioning (PIS and Cofins) on revenues from interest on capital stock (JCP) during the period. The company is disputing these taxes and has already won an interlocutory injunction in the lower courts. The provision established for this contingency amounted to R$106.6 million as of June 30, 2006.

The assets of Unibanco Holdings consist exclusively of its participation in Unibanco’s capital. The entirety of Unibanco Holdings equity is invested in Unibanco - União de Bancos Brasileiros S.A. - and therefore its performance and operating results directly reflect those of Unibanco.

Assets

Unibanco’s consolidated assets totaled R$98,217 million at the end of June, 2006, up 18.5% from June, 2005. The growth is mainly due to a R$6.8 billion increase in the credit portfolio, particurlaly in the higher margin and higher profitability segments. Annualized return on average assets increased to 2.3% in 2Q06 from 2.2% in 2Q05.

Credit Operations

The loan portfolio increased 19.3% over the past 12 months. In 2Q06, the loan portfolio posted a 5.7% growth, higher than the 5.2% growth posted by the National Financial System (Source: Central Bank of Brazil). The Wholesale loan portfolio, comprised of loans to large companies grew 9.6% during the quarter, recovering after the drop in 1Q06 due to appreciation of the Brazilian Real appreciation in the beginning of the year. The Retail loan portfolio grew 18.5% over the past 12 months, particurlaly the portfolio of consumer credit companies, which increased 27.0% from June 2005.

As of June 30, 2006, the portfolio of loan to individuals totaled R$15,552 million, up 16.4% over the past 12 months, with highlight to the 42.9% increase in credit card companies portfolio. During the quarter, growth of the portfolio stood at 1.5%, despite of continuing conservatism with regard to credit approvals in some of the consumer finance company portfolios, particularly unsecured personal loans.

The corporate loan portfolio, although affected by local currency appreciation, increased 21.0% over the past 12 months, mostly as a result of a 22.9% growth in the SMEs loan portfolio, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans. The US dollar-denominated credit portfolio, which represents approximately 40% of the Wholesale portfolio, rose from US$ 2,924 million in March, 2006, to US$ 3,397 million in June 2006.

Among corporate loan transactions are approximately R$500 million that refer mainly to acquisition of payroll loans to individuals, co-signed by the assigning financial institutions.

The small and medium enterprise product portfolio, consists of accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

The auto financing porfolio increased 15.1% over the past 12 months, to R$4,768 million in June, 30, 2006. Unibanco operates nationwide in the Auto Financing segment through Unibanco Financeira and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.5 billion on June 30, 2006, a 19.0% growth in comparison with June 2005.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of June 2006 was R$2,343 million, or 5.6% of the total loan portfolio, as follows:

  R$979 million related to overdue credits, in compliance with Resolution 2,682;
  R$816 million for falling due credits, in compliance with Resolution 2,682;
  R$548 million based on more conservative percentages than those required by the Regulatory Authority, and significantly higher than the R$412 million registered in June 2005.

Allowance for loan losses as a percentage of total loan portfolio increased to 5.6% in June, 2006, up from 4.9% in June, 2005, in line with the bank's strategy of intensifying its share of higher-margin and higher profitability segments.

At the end of June, 2006, the ratio of credit operations classified E to H was 5.1% of the total portfolio. Allowance for loan losses over the credits rated E to H stood at 109.1% on June, 30, 2006. The credit operations rated from D to H, which include credit overdue over 60 days, improved to 6.9% in June, 2006, from 8.0% in March, 2006.

With regarding to the Wholesale segment, the allowance for loan losses relative to total wholesale loan portfolio was 3.6% in June 2006, down from 4.6% in June 2005, , reflecting a reduction in the risk assigned to determined individual corporate clients, and settlements of some large corporate loans during the last 12 months. At the Retail segment, this ratio reached 7.2% in June 2006 from 5.2% in June 2005, in line with the bank's strategy of intensifying its participation in higher-margin and higher profitability businesses.

Investments Abroad

Unibanco registered a total of US$ 1,500 million in investments abroad at the end of June 2006, compared to US$ 691 million in June 2005. Such growth is mainly the result of the US$ 700 million capital increase during 1H06, which aims at supporting trade finance transactions and securities trading in international markets.

Funding

Total deposits and assets under management (AUM) stood at R$79,858 million in June 2006, R$41,081 million of which arose from assets under management

The continuous improvement in the deposit mix is explained by a 19.6% and 7.7% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to June 2005 and March 2006, respectively. The highlight was the growth in “TDCs – Core Deposits“: 78.8% over the past 12 months and 16.6% in 2Q06. Core deposits represented 35.6% of all deposits in June 2006, a significant increase from the 33.1% of June 2005.

Local currency funding reached R$63,296 million at the end of June 30, 2006, up 23.0% from June 2005. This growth was mostly driven by SuperPoupe, funding obtained in the open market, and debentures and mortgage notes. Foreign currency funding, influenced by the US currency devaluation of 7.9% over the past 12 months, reached R$14,086 million in June 2006.

Capital Adequacy and Fixed Asset Ratios

The following table describes the changes in Unibanco’s BIS ratios during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months

BIS Ratio at the beginning of the period	16.4	16.1
C hanges in risk weighted assets	(1.1)	(2.8)
C hanges in market risk coverage - interest rates	(0.2)	(0.4)
C hanges in market risk coverage - foreign exchange rate	(0.5)	(0.6)
Reference equity growth	-	-
Tier I	0.4	1.5
Tier II	-	1.2
BIS Ratio on March 31, 2006	15.0	15.0

Unibanco’s BIS ratio, as of June 30 , 2006, reached, 15.0%, above the minimum 11% level determined by the Central Bank.

In March 2006, the Brazilian Central Bank approved the classification of the perpetual bond, issued in July, 2005, as Tier II capital.

The table below details the Tier I/Tier II breakdown in reference equity as of June 30, 2006:

	Reference Equity (R$ millions)	BIS ratio (%)

Tier I	9,870	12
Tier II	2,583	3.1
Total	12,453	15.0

The fixed asset ratio was 48.4% in June 2006.

Efficiency Ratio

Higher revenue generation and the expense rationalization resulted in a continous improvement of Unibanco’s operational efficiency. The efficiency ratio(1) reached a historical performance of 47.5% in 2Q06, compare to 52.8% in 2Q05.

Main Businesses

Retail

In June 2006, Unibanco’s Retail segment surpassed the mark of 22 million clients throughout the country. The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard and Hipercard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; and Unibanco Financeira finances cars and heavy vehicles (auto financing).

Total Retail loan portfolio reached R$23,438 million, up 18.5% throughout the past 12 months. Retail loan portfolio had a 56% share in the Unibanco´s total loan portfolio in June 2006.

In June 2006, the portfolio of loans to individuals stood at R$15,552 million, up 16.4% over the past 12 months. The highlight was the 27.0% growth of the consumer credit company loan portfolio – comprised of credit card companies (Unicard and Hipercard) and consumer finance companies (Fininvest, PontoCred and LuizaCred). During the quarter, individuals portfolio grew 1.5%, even with a more conservative approach to credit approval.

Branch Network

Unibanco closed out the 1H06 with a network of 931 branches and 345 corporate-site branches. Unibanco continued remodeling its branches’ layout and, specially, implementing the New Service Model, known as “Novo Modelo de Atendimento“. This process is on track to be completed by the end of 2006 and has already been implemented in over 60% of the branch network.

The Novo Modelo aims at improving the quality of service through process rationalization, optimization of branch manager time, and the development of tools to reduce the response time to clients´ demands.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$7,886 million in June 2006, up 5.3 % in the last quarter and 22.9% over the past 12 months. Noteworthy were accounts receivable-linked transactions and working capital loans. The increase in the offering of products and services tailored to retailers in 1H06 led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts also served to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – 31.94% share), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain).

Unibanco’s conglomerate and Ipiranga group will submit to the Brazilian Central Bank’s approval the establishment of a new credit, financing and investment society, with 50% equity share for each one. Other financial products, in addition to the private label and co-branded Ipiranga’s credit cards, will be made available to clients in the form of personal and consumer direct credit. These products will be offered to Ipiranga’s retail consumer network, as well as to the retailers. Currently, Ipiranga has 4,200 service centers throughout the country.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% share). Together, these companies posted a R$175 million net income in 2Q06, up 65.1% compared to 2Q05. Particularly noteworthy was the 22.5% annual growth in income from credit card fees.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$4,402 million in June 2006, which represents annual growth of 35.6% . At Redecard, billings were R$37,456 million during 1H06, up 26.0% from 1H05.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. In 2Q06, this segment – influenced by an increase in loan portfolio coverage, higher standards for personal credit concession (notably for unsecured personal loans), and an increase in provisioning in connection with the discontinuation of certain operations at Fininvest – contributed R$8 million equity income to Unibanco.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

During 2Q06, efforts to expand the active client base and increase synergies among Unibanco’s various businesses led not only to an increased number of product offerings through cross-selling, but also to the addition of new businessess. Differentiated products and services like cash management and derivatives served as the highlights of this period.

The Wholesale loan portfolio reached R$18,491 million, up 20.2 % over the past twelve months. Dollar-indexed credit portfolio went to US$3,397 million in June 2006, from US$2,924 million in March 2006.

Trade finance operations - comprising exports, imports and international guarantees - surpassed US$3 billion, up 26.3% from 1Q06. Locally contracted trade finance transactions amounted to over US$1.3 billion during the first quarter of the year, while offshore transactions totaled US$641 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed over R$1 billion during 1H06, a 9.1% market share, maintaining its 3rd place in the BNDES overall ranking. In 1H06, Unibanco also disbursed R$431 million in BNDES-exim–funded loans, ranking 2nd in this modality.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$97 million in 2Q06 and R$189 million in 1H06, registering a 5.4% growth compared to 1Q06, and a 18.1% growth compared to 1H05, respectively. Annualized ROAE was 29.3% in 2Q06. Combined revenues from the Insurance and Private Pension Plan businesses were R$1,289 million during the same period.

The combined ratio, which measures the operational efficiency of insurance companies, improved to its best ever ratio, 93.9% in 1H06 from 99.2% in 1H05. In its extended concept, which includes financial results, the combined ratio also showed an improvement, reaching 84.7% in 1H06 vis-a-vis 85.7% in 1H05.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 7.4% market share (as of May 2006).

In July, Unibanco AIG Seguros & Previdência successfully bid to become the main insurance group for Petrobras. The program is comprised of the Operating Risk, Oil Risk, Domestic and International Transport and Civil Liability policies, for a total of R$90 million in premiums.

As leader in the High Risk segment of the Brazilian insurance market with a 27% market share, since January of this year, Unibanco AIG has adopted customized treatment for its larger clients.

In order to extract the maximum benefit from cross-selling and all identifiable synergies, Unibanco AIG partnered with the branch network to bolster the sales-force specialized in individual private pension plans. This effort drove a strong growth in sales of VGBL (Vida Gerador de Benefícios Livres) during 1H06.

At the end of second quarter, it launched the Redeemable Life product which, unlike other life insurance products, allows the applicant to redeem the money invested for his or her own use after a particular maturity date specified in the contract.

Net income from the private pension business in 2Q06 was R$20 million, up 11.1% from 1Q06. Revenues for the quarter were R$360 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to May 2006. The company ranked 2nd for the year (through May) in sales of corporate pension plans, with R$282 million in sales and a 20.7% market share, according to ANAPP. Unibanco AIG Vida e Previdência serves more than 1,300 corporate clients and over 785 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended June 2006 with R$41,081 million in assets under management, up 17.0% for the past 12 months. Its market share as of June 2006 stood at 4.6% (Source: Anbid).

Unibanco is the only retail bank, among the Brazilian banks, that has been awarded “Top Gestão“ (Top Management)by Standard & Poors, since its first edition in Brazil.

Assets under management at the Private Bank grew by 39.4% over the year, above industry average, according to Anbid’s global ranking. The Private Bank ranked 2nd in the industry, with more than 10% market share in June 2006.

Performance

The financial margin before provisions for loan losses, adjusted for the net effects of investments abroad, was R$2,373 million in 2Q06, R$228 million higher or 10.6% up - compared to 2Q05, mostly explained by a higher credit volume and an increasing share in segments with higher profitability (credit card and SMEs).

The funding mix improved significantly over the past 12 months, with a 19.6% growth in core deposits, driven mainly by the 78.8% growth in “TDCs – Core Deposits“ (time deposit certificates with core deposit characteristics – with SuperPoupe as the main product). SuperPoupe closed out June 2006 with R$3.9 billion.

Fee Income

Total fees reached R$901 million in 2Q06, up 15.1% from the same period in 2005, mainly due to a 19.5% increase in revenues from credit cards. Growth was 4.4% during the quarter, and particurlaly noteworthy was the 6.9% increase in banking fees and other fees and commissions.

In comparing 1H06 to 1H05, worth mentioning was the 21.0% growth of credit card fee revenues, driven by the growth in credit-card base, new sales campaigns and synergies with other Unibanco’s businesses.

Personnel and Administrative Expenses

In 2Q06, personnel and administrative expenses increased 1.3% compared to 1Q06. In 1H06, these expenses were up 2.1% from 2H05. This variation was mainly driven by organic growth during the period and the wage increase resulting from the collective bargaining agreement of September 2005.

Even considering the expansion of the businesses and the implementation of the New Customer Service Model, the efficiency ratio stood at 47.5% in 2Q06, continuing improvements over the previous quarters.

In 2Q06, personnel expenses remained stable as compared to 1Q06. The seasonal effect of vacations in the beginning of the year, and organic growth during the 2Q06, compensated for the additional payment of R$33 million of profit sharing, which had an impact on the previous quarter. In 1H06, the 8.8% growth from 2H05 and 18.9% from 1H05 reflect, in special, the wage increases at Unibanco’s subsidiaries, the expansion in Retail business activities and the additional payment of profit sharing in the amount of R$33 million.

Other administrative expenses decreased 1.9% in 1H06 compared to 2H05, largely due to efficiency gains and end-of-year seasonal effect. The 2.0% increase in 2Q06 and 9.0% increase 1H06 from 1H05 are mostly explained by organic growth of the consumer finance companies and new Retail business call centers.

Corporate Governance

Stock Exchange Indices

Unibanco Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weight in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending May 2006.

Index	Weight
May to Aug-2006

Ibovespa	1.623

IBrX-50	3.615

IBrX-100	3.111

IGC Corporate Governance Index	4.523

ISE Susteinability Index*	9.569

(*) Valid from December 2005 to December 2006.

Stocks

Unibanco Units gained approximately 60% over the past 12 months. The Ibovespa increased by 46% during the same period. Moreover, the Unit continues to increase its share on the Ibovespa. Since its inclusion on the Ibovespa in May 2005, its share increased 65%. The Units current weight on the Ibovespa is 1.651% as of August 9th, 2006.

The graphs below trace the stocks’ performance in both the domestic and international markets over the last 12 months:

Interest on Capital Stock

Unibanco and Unibanco Holdings paid quarterly interest on capital stock to its shareholders and supplementary distribution on July 31, 2006, according to the amounts specified in the following table:

R$ per share e

	UBB-ON	UBB-PN	HOL-ON	HOL-PN	UNIT *	GDS **
	UBBR3	UBBR4	UBHD3	UBHD6	UBBR11	NYSE-UBB

Gross Value	0.1230162	0.1353179	0.1055268	0.2408477	0.2408447	2.4084470

Net Value	0.1045638	0.1150202	0.0896978	0.2047180	0.2047180	2.0471800

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings.
(**) Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 10 Units.

During the 1H06, Unibanco distributed R$417 million in interest on capital stock, up 25.2% in comparison to 1H05.

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of the dividends received from Unibanco.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Stock Dividends

Unibanco and Unibanco Holdings made, in July, an increase of their respective corporate capital through the issuance of new shares in the proportion of 100%. The unitary cost ascribed to the new shares is R$2.140774, for Unibanco's shares, and R$3.310068, for Unibanco Holdings' shares. Therefore, the unitary cost ascribed to the additional Unit is R$5.450842.

With the stock dividend, the value of each class of shares traded on the Bovespa began to correspond to half of the closing value on the record date (July 17th). Given that the number of outstanding shares was doubled, the total investment value remained unchanged.

The stock dividend seeks to increase the liquidity of Unibanco’s and Unibanco Holdings’ shares in the Brazilian stock market by means of having a quotation value accessible to small investors.

The Global Depositary Shares (“GDSs“) traded on the New York Stock Exchange, each of which used to represent five (5) Units, currently represents ten (10) Units.

Human Resources

The Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 31,407 professionals, Unibanco invested over R$18 million during 1H06 in professional development initiatives and training programs, including sponsorship of MBA programs in Brazil and abroad.

Since 1997, Leadership 21, independent consultants, have conducted a periodical assessments of organizational environment and employee satisfaction at Unibanco. In 2006, the employee satisfaction index reached 75, while the employee motivation index hit a record 79%.

Noteworthy among programs offered during the quarter was the “Melhoria Contínua de Qualidade“ Training, tailored to providing employees with cutting-edge concepts and tools in project management. By the end of 2006, all employees assigned to the Operations area will have participated in this program.

During 1H06, it was implemented the “Fique OK“ program, which was designed to provide personal support to the conglomerate’s employees and family members. Over 7 thousand people had been helped as of the end of June, 2006.

Social and Environmental Responsibility

Equator Principles

Unibanco was the first bank based in a developing country to adopt the Equator Principles. In July 2006, Unibanco reinforced its commitment by adopting the Equator Principles 2 (EP2), a revised framework of environmental and social policies launched by the International Finance Corporation (IFC).

The new and stronger standards established by the EP2 include more rigorous criteria, mainly in the assessment of the population affected the project. The IFC also changed the rating criteria, extending the requirement of rating to projects involving US$10 million or more in financing, from the prior minimum of US$50 million.

Institutes

Unibanco is recognizably one of the most active companies in Brazil with regard to the issue of social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Unibanco is in charge of executing the conglomerate’s social responsibility policies by supporting strategic objectives focused on social development and bridging inequalities that hamper growth.

Instituto Moreira Salles is a non-profit organization devoted to promoting and developing cultural programs.

The year 2006 has been one of marked achievements for Instituto Unibanco, notably the launch and renewal of important projects in various areas, namely:

  Extended Education
  Teacher Training
  Qualification for the Job Market
  School Equivalency Programs
  Environmental Education

Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique to Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In 2Q06, Unibanco’s Microcredit initiative closed out the period with a portfolio in excess of R$9.1 million and aproximately 6 thousand clients.

(Conveniance translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS	Date June 30, 2006
QUARTERLY INFORMATION - ITR	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHERS COMPANIES

IDENTIFICATION

1 - CVM CODE 01475-3	2 - CORPORATE NAME UNIBANCO HOLDINGS S.A.	3 - CNPJ 00,022,034/ 0001-87

INVESTMENT IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM 1	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIBANCO - UNIÃO DE BANCOS BRASILEIRO	3 - CNPJ 33,700,394/0001	4 - CLASSIFICATION -LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 58.14
6 - % ON STOCKHOLDERS' EQUITY OF THE INVESTOR 99.35
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Units) 1,626,507,592
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Units) 813,216,691

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO HOLDINGS S.A.
QUARTERLY INFORMATION
Date - June 30, 2006
OTHER MATERIAL INFORMATION FOR THE COMPANY	Corporate Legislation

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect as of June 30, 2006:

		Common shares/		Preferred shares/
		quotas		quotas		Total

Shareholders	Shareholders’ nationality	Quantity	%	Quantity	%	Quantity	%
Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	513,067,634	92.66	385,284	0.03	513,452,918	31.24
- Treasury stocks		-	-	17,080,057	1.57	17,080,057	1.04
- Other		40,668,270	7.34	1,072,386,442	98.40	1,113,054,712	67.72
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E. Johnston Repres. e Part. S.A.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Unibanco Holdings’ shareholders position as of June 30, 2006:

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	513,067,634	92.66	385,284	0.03	513,452,918	31.24
Management
Board of directors	2	-	5,174,736	0.48	5,174,738	0.32
Board of officers	-	-	558,854	0.05	558,854	0.03
Treasury stocks	-	-	17,080,057	1.57	17,080,057	1.04
Other shareholders	40,668,268	7.34	1,066,652,852	97.87	1,107,321,120	67.37
Total	553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00
Outstanding shares (**)	40,668,268	7.34	1,066,652,852	97.87	1,107,321,120	67.37

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 5,174,736 Units. The amount recorded of preferred shares of the Board of Officers is composed by 558,854 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Fiscal Council was not installed in this date.

(c) Unibanco Holdings’ shareholders position as of June 30, 2005.

Shareholders	Common shares	%	Preferred shares (*)%		Total	%
Controller	247,778,104	78.62	2,177,856	0.41	249,955,960	29.64
Management
Board of directors	2	-	3,453,234	0.65	3,453,236	0.41
Board of officers	-	-	284,927	0.05	284,927	0.03
Treasury stocks	-	-	12,970,890	2.46	12,970,890	1.54
Other shareholders	67,367,769	21.38	509,271,980	96.43	576,639,749	68.38
Total	315,145,875	100.00	528,158,887	100.00	843,304,762	100.00
Outstanding shares (**)	67,367,771	21.38	513,010,141	97.13	580,377,912	68.82

(*) The amount, recorded of preferred shares of the Board of Directors is composed by 3,453,234 Units. The amount recorded of preferred shares of the Board of Officers is composed by 284,927 Units.

(**)The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Fiscal Council was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco Holdings and Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the semester ended on June 30, 2006, Unibanco paid professional services other than independent auditing to PricewaterhouseCoopers in the amount of R$382.5 thousand, or approximately 21% of the fees paid to PricewaterhouseCoopers Auditores Independentes during the period.

The policy adopted by Unibanco Holdings and Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer